Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Among

CGI GROUP INC.,

CGI FEDERAL INC.,

CGI FAIRFAX CORPORATION

and

STANLEY, INC.

Dated as of May 6, 2010

i

ii

		Page

SECTION 6.13.	Termination of Certain Indebtedness	56
SECTION 6.14.	Stockholder Litigation	56

ARTICLE VII

Conditions Precedent

SECTION 7.01.	Conditions to Each Party’s Obligation to Effect the Merger	56

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.	Termination	57
SECTION 8.02.	Effect of Termination	59
SECTION 8.03.	Amendment	59
SECTION 8.04.	Extension; Waiver	59
SECTION 8.05.	Procedure for Termination, Amendment, Extension or Waiver	60

ARTICLE IX

General Provisions

SECTION 9.01.	Nonsurvival of Representations and Warranties	60
SECTION 9.02.	Notices	60
SECTION 9.03.	Definitions	61
SECTION 9.04.	Interpretation; Exhibits and Disclosure Letters	63
SECTION 9.05.	Severability	64
SECTION 9.06.	Counterparts	64
SECTION 9.07.	Entire Agreement; No Third Party Beneficiaries	64
SECTION 9.08.	Governing Law	64
SECTION 9.09.	Assignment	64
SECTION 9.10.	Consents and Approvals	65
SECTION 9.11.	Enforcement	65

EXHIBIT A	Conditions to the Offer
EXHIBIT B	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

iii

GLOSSARY OF DEFINED TERMS

Term	Section

Acceptable Confidentiality Agreement	5.03(a)
Adverse Recommendation Change	5.03(b)(i)(B)
affiliate	9.03
Agreement	Preamble
Antitrust Laws	3.05(b)(i)(B)
Appraisal Shares	2.01(d)
Authorized Agent	9.11(b)
business day	9.03
Certificate	2.01(c)(ii)
Certificate of Merger	1.06
CFIUS	3.05(b)(ii)(A)
Closing	1.05
Closing Date	1.05
Code	3.11(c)
Company	Preamble
Company Benefit Agreement	3.11(g)
Company Benefit Plan	3.11(g)
Company Board	3.04(b)
Company Bylaws	3.01(b)
Company Capital Stock	3.03(a)
Company Charter	3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employees	6.05(a)
Company Employee Stock Option	6.04(f)
Company ESOP	3.03(a)
Company ESPP	6.04(f)
Company Material Adverse Effect	9.03
Company Pension Plans	3.11(a)
Company Preferred Stock	3.03(a)
Company Restricted Stock	3.03(a)
Company SEC Documents	3.06(a)
Company Stock Plans	6.04(f)
Company Stockholder Approval	3.04(c)
Company Stockholders Meeting	6.01(b)
Company Subsidiaries	3.01(a)
Company Takeover Proposal	5.03(a)
Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)(ii)
DGCL	1.04
D&O Insurance	6.06(b)

i

DSS	6.03(a)
Effective Time	1.06
employee benefit plan	6.05(c)
employee pension benefit plans	3.11(a)
employee welfare benefit plans	3.11(a)
Environmental Claim	3.14(b)(iii)
Environmental Law	3.14(b)(ii)
Environmental Permit	3.14(b)(iv)
ERISA	3.11(a)
ERISA Affiliate	3.11(g)
Event	9.03
Exchange Act	1.01(a)
Exchange Fund	2.02(a)
Exon-Florio	3.05(b)(ii)(A)
FAR	3.17(i)
Filed Company SEC Documents	Article III
Fully Diluted Shares	Exhibit A
GAAP	3.06(c)
Government Contract	3.17(c)
Government Contract Bid	3.17(c)
Governmental Entity	3.05(b)
Hazardous Material	3.14(b)(i)
HSR Act	3.05(b)(i)(A)
Indemnified Party	6.06(c)
Independent Directors	6.10(b)(ii)
Information Statement	3.05(b)(ii)(C)
Intellectual Property Rights	3.16(a)
ITAR	3.05(b)(ii)(B)
Judgment	3.05(a)(iii)
knowledge	9.03
Law	3.05(a)(iii)
Liens	3.02(a)
Losses	6.06(c)
Material Contract	3.17(a)
Material Limitation	6.03(b)
Maximum Premium	6.06(b)
Measurement Date	3.03(a)
Merger	Recitals
Merger Consideration	2.01(c)(ii)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Multiemployer Plan	3.11(g)(i)
NID	6.03(c)
NISPOM	3.05(b)(ii)(B)
Offer	Recitals
Offer Documents	1.01(b)

ii

Offer Price	Recitals
Outside Date	8.01(b)(i)
Parent	Preamble
Parent Disclosure Letter	4.04(vii)(B)
Parent Material Adverse Effect	4.01
Paying Agent	2.02(a)
Permits	3.13(a)
Permitted Liens	3.15(a)(iv)
person	9.03
Proxy Statement	3.05(b)(iii)(B)
Reasonable Changes	6.03(b)
Registered IP	3.16(a)
Release	3.14(b)(v)
Representatives	5.03(a)
Schedule 14D-9	1.02(b)
SEC	1.01(a)
Section 262	2.01(d)
Securities Act	1.03(b)
subsidiary	9.03
Superior Company Proposal	5.03(a)
Superior Proposal Notice	5.03(b)
Surviving Corporation	1.04
Tax returns	3.09(g)
Taxes	3.09(g)
Top-Up Option	1.03(a)
Top-Up Shares	1.03(a)
Transfer Taxes	6.09
Transactions	1.02(a)
U.S. Parent	Preamble
U.S. Parent Federal SSA	6.03(a)
Voting Company Debt	3.03(a)

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 6, 2010, among CGI GROUP INC., a corporation organized under the laws of the Province of Québec, Canada (“Parent”), CGI FEDERAL INC., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“U.S. Parent”), CGI FAIRFAX CORPORATION, a Delaware corporation and a direct wholly owned subsidiary of U.S. Parent (“Merger Sub”), and STANLEY, INC., a Delaware corporation (the “Company”).

WHEREAS the respective Boards of Directors of Parent, U.S. Parent, Merger Sub and the Company have approved the acquisition of the Company by U.S. Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent and U.S. Parent propose to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), at a price per share of Company Common Stock of $37.50 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller in cash, without interest, subject to any reduction for any applicable withholding Taxes, on the terms and subject to the conditions set forth in this Agreement, and the Company Board has resolved to recommend that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and that they vote in favor of the adoption of this Agreement at any meeting of the stockholders of the Company held for that purpose;

WHEREAS the respective Boards of Directors of Parent, U.S. Parent, Merger Sub and the Company have approved the merger (the “Merger”) of Merger Sub into the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, certain executive officers of the Company are entering into a separate tender and voting agreement, pursuant to which such individuals are agreeing, among other things, to tender their shares of Company Common Stock in the Offer and to vote their respective shares of Company Common Stock in favor of the adoption of this Agreement, upon the terms and subject to the conditions set forth therein; and

WHEREAS Parent, U.S. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Offer and the Merger

SECTION 1.01.  The Offer.  (a)  Subject to the conditions of this Agreement, as promptly as practicable but in no event later than ten business days after the date of this Agreement, Merger Sub shall, and Parent and U.S. Parent shall cause Merger Sub to, commence the Offer within the meaning of the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”).  The obligations of Merger Sub to, and of Parent and U.S. Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Exhibit A.  The initial expiration date of the Offer shall be midnight New York City time on the 20th business day following the commencement of the Offer (determined using Rule 14d-1(g)(3) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)).  Merger Sub expressly reserves the right, in its sole discretion, to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer, except that, without the consent of the Company, Merger Sub shall not (i) reduce the number of shares of Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive or amend the Minimum Tender Condition (as defined in Exhibit A), add to the conditions set forth in Exhibit A or modify any condition set forth in Exhibit A in any manner adverse to the holders of the Company Common Stock, (iv) except as otherwise provided in this Section 1.01(a), extend the Offer, (v) change the form of consideration payable in the Offer or (vi) otherwise amend the Offer in any manner adverse to the holders of Company Common Stock.  Notwithstanding the foregoing, Merger Sub may, in its sole discretion, without the consent of the Company, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer.  In addition, if at the otherwise scheduled expiration date of the Offer any condition to the Offer is not satisfied, Merger Sub shall, and Parent and U.S. Parent shall cause Merger Sub to, extend the Offer for one or more consecutive increments of not more than five business days each (or for such longer period as may be agreed by the Company); provided, however, that Merger Sub shall not be required to, and Parent and U.S. Parent shall not be required to cause Merger Sub to, extend the Offer beyond the Outside Date.  In addition, Merger Sub may and, if requested by the Company, Merger

Sub shall, make available one or more “subsequent offering periods”, in accordance with Rule 14d-11 of the Exchange Act, of not less than ten business days.  On the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent and U.S. Parent shall cause Merger Sub to, pay for (subject to any withholding of Tax pursuant to Section 2.02(h)) all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer.

(b)  On the date of commencement of the Offer, Parent, U.S. Parent and Merger Sub shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”).  The Company shall promptly furnish to Parent, U.S. Parent and Merger Sub all information concerning the Company required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent, U.S. Parent and Merger Sub for inclusion therein.  Each of Parent, U.S. Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent, U.S. Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and the Offer Documents, as so amended or supplemented, to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities laws.  Parent, U.S. Parent and Merger Sub shall provide the Company and its counsel in writing any comments that Parent, U.S. Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments.  Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent, U.S. Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (including the proposed final version thereof), and Parent, U.S. Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company or its counsel, recognizing that the ultimate form and content of the Offer Documents and the response to any comments of the SEC will be the responsibility of Parent, U.S. Parent and Merger Sub.

(c)  Parent and U.S. Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

SECTION 1.02.  Company Actions.  (a)  The Company hereby approves of and consents to the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”).

(b)  Subject to Section 5.03(b), on the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the “Schedule 14D-9”) describing the recommendations referred to in Section 3.04(b), and shall mail the Schedule 14D-9 to the holders of Company Common Stock.  Parent, U.S. Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent, U.S. Parent and Merger Sub required by the Exchange Act to be set forth in the Schedule 14D-9 or reasonably requested by the Company for inclusion therein.  Each of the Company, Parent, U.S. Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Federal securities laws.  The Company shall provide Parent, U.S. Parent and their counsel in writing any comments that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.  Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent, U.S. Parent and their counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (including the proposed final version thereof), and the Company shall give reasonable and good faith consideration to any comments made by Parent, U.S. Parent or their counsel, recognizing that the ultimate form and content of the Schedule 14D-9 and the response to any comments of the SEC will be the responsibility of the Company.

(c)  In connection with the Offer, the Company shall cause its transfer agent to furnish Merger Sub promptly with mailing labels containing the names and addresses of the record holders of Company Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock, and shall furnish to Merger Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Parent or U.S. Parent may reasonably request in communicating the Offer to the Company’s stockholders.  Subject to the requirements of applicable Law (as defined in Section 3.05(a)), and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent, U.S. Parent and Merger Sub shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession or control.

SECTION 1.03.  Top-Up Option.  (a)  The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.03, to purchase at a price per share equal to the Offer Price paid in the Offer a number of newly issued shares of Company Common Stock (the “Top-Up Shares”) equal to (and not less than) the lowest number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock directly or indirectly owned by Parent, U.S. Parent and Merger Sub at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the shares of Company Common Stock outstanding immediately after the issuance of the Top-Up Shares; provided, however, that the Top-Up Option shall not be exercisable for a number of shares of Company Common Stock in excess of the number of shares of Company Common Stock authorized and unissued (and not reserved for issuance) at the time of exercise of the Top-Up Option.  The Top-Up Option shall be exercisable only once, at such time as Parent, U.S. Parent and Merger Sub, directly or indirectly, own at least 80% of the outstanding shares of Company Common Stock (determined on a fully diluted basis) (i) following the expiration of the Offer and any subsequent offering period and (ii) prior to the fifth business day after the applicable expiration date of the Offer or any subsequent offering period.  The obligation of the Company to issue and deliver the Top-Up Shares upon the exercise of the Top-Up Option is subject to the condition that no provision of any applicable Law and no Judgment, injunction, order or decree shall prohibit the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Shares in respect of such exercise.

(b)  The parties shall cooperate to ensure that the issuance and delivery of the Top-Up Shares comply with all applicable Law, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”).  In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall give the Company three business days prior written notice, specifying (i) the number of shares of Company Common Stock directly or indirectly owned by Parent at the time of such notice and (ii) a place and a time for the closing of such purchase.  The Company shall, as soon as practicable following receipt of such notice, deliver written notice to Merger Sub specifying, based on the information provided by Merger Sub in its notice, the number of Top-Up Shares.  At the closing of the purchase of Top-Up Shares, the purchase price owed by Merger Sub to the Company therefor shall be paid to the Company (i) in cash, by wire transfer or cashier’s check or (ii) by issuance by Merger Sub to the Company of a promissory note bearing interest at 5% per annum, which shall have full recourse to Parent and U.S. Parent and shall mature on the first anniversary of the date of execution and delivery of such promissory note.

SECTION 1.04.  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.06).  At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.05.  Closing.  The closing (the “Closing”) of the Merger shall take place at a place mutually acceptable to Parent, U.S. Parent and the Company on the second business day following the satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Article VII (other than those that by their terms are to be satisfied or waived at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at Closing), or at such other time and date as shall be agreed upon in writing among Parent, U.S. Parent and the Company; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or waived on such second business day, then the Closing shall take place on the first business day on which all such conditions shall have been satisfied or waived.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.06.  Effective Time.  On the Closing Date or as soon as practicable thereafter the parties shall duly file with the Secretary of State of the State of Delaware, a certificate of merger or certificate of ownership and merger, as the case may be (in any such case, the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent, U.S. Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.07.  Effects.  The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.08.  Certificate of Incorporation and Bylaws.  (a)  The Certificate of Incorporation of the Surviving Corporation shall be amended at the Effective Time to read in the form of Exhibit B and, as so amended, such Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b)  The Bylaws of Merger Sub as in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to the exculpation and indemnification provided for in Section 6.06) shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.09.  Directors.  The directors of Merger Sub immediately prior to the Effective Time shall from and after the Effective Time be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.10.  Officers.  The officers of the Company immediately prior to the Effective Time shall from and after the Effective Time be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Treasury Stock and Parent-Owned Stock.  Each share of Company Common Stock that is owned by the Company, Parent, U.S. Parent or Merger Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)  Conversion of Company Common Stock.  (i)  Subject to Sections 2.01(b) and 2.01(d), each issued share of Company Common Stock shall be converted into the right to receive the highest price per share of Company Common Stock paid pursuant to the Offer in cash, without interest.

(ii)  The cash payable upon the conversion of shares of Company Common Stock pursuant to this Section 2.01(c) is referred to collectively as the “Merger Consideration”.  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, representing any such shares of Company Common Stock (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate in accordance with Section 2.02, without interest.

(iii)  As provided in Section 2.02(h), the right of any holder of a Certificate to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Laws.

(d)  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.01(c).  The Company shall serve prompt notice to Parent and U.S. Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent and U.S. Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent and U.S. Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

SECTION 2.02.  Exchange of Certificates.  (a)  Paying Agent.  Prior to the Effective Time, Parent and U.S. Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration upon surrender of Certificates.  At or prior to the Effective Time, Parent and U.S. Parent shall, or shall cause the Surviving Corporation to, deposit with the Paying Agent to be held in trust for the benefit of holders of Certificates all the cash necessary to pay for the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (such cash being hereinafter referred to as the “Exchange Fund”).

(b)  Exchange Procedure.  As soon as reasonably practicable after the Effective Time, the Surviving Corporation, Parent or U.S. Parent shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented shares of Company Common Stock which were converted into the right to receive the Merger Consideration pursuant to Section 2.01, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent or U.S. Parent may reasonably specify) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate to the Paying Agent for cancelation, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of Merger Consideration into which the shares of Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 2.01, and the Certificate so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent and U.S. Parent that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of Merger Consideration, without interest, into which the shares of Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 2.01.  No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)  No Further Ownership Rights in Company Common Stock.  The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for nine months after the Effective Time shall be delivered to Parent or U.S. Parent, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent or U.S. Parent, as the case may be, and the Surviving Corporation (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the payment of its claim for Merger Consideration, without any interest thereon.

(e)  No Liability.  None of Parent, U.S. Parent, Merger Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 3.05), any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)  Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent or U.S. Parent.  Any interest and other income resulting from such investments shall be paid to, or as directed by, Parent or U.S. Parent.  In no event, however, shall such investment or any such payment of interest or income delay the receipt by holders of Certificates of the Merger Consideration, or otherwise impair such holders’ rights hereunder.

(g)  Lost Certificates.  If any Certificate shall have been lost, stolen, defaced or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent or U.S. Parent by the person claiming such Certificate to be lost, stolen, defaced or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay the Merger Consideration in respect of such lost, stolen, defaced or destroyed Certificate.

(h)  Withholding Rights.  Parent, U.S. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including any payments made pursuant to the Offer and any payments made in respect of the Appraisal Shares) to any holder of shares of Company Common Stock or any holder of Company Restricted Stock or Company Employee Stock Options, such amounts as Parent, U.S. Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code (as defined in Section 3.11(c)) or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing authority by Parent, U.S. Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or the holder of Company Restricted Stock or Company Employee Stock Options, as the case may be, in respect of which such deduction and withholding was made by Parent, U.S. Parent, the Surviving Corporation or the Paying Agent.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent, U.S. Parent and Merger Sub that, except as set forth in (i) the Company SEC Documents (as defined in Section 3.06(a)) filed with the SEC and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or (ii) the letter, dated as of the date of this Agreement, from the Company to Parent, U.S. Parent and Merger Sub (the “Company Disclosure Letter”):

SECTION 3.01.  Organization, Standing and Power.  (a)  Each of the Company and each of its subsidiaries (the “Company Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The Company has made available to Parent and U.S. Parent true and complete copies of the certificate of incorporation of the Company, as amended to the date of this Agreement (as so amended, the “Company Charter”), and the bylaws of the Company, as amended to the date of this Agreement (as so amended, the “Company Bylaws”), and the comparable organizational documents of each Company Subsidiary, in each case as amended to the date hereof.  The Company is not in material violation of any of the provisions of the Company Charter or the Company Bylaws and each Company Subsidiary is not in material violation of its comparable organizational documents.

SECTION 3.02.  Company Subsidiaries; Equity Interests.  (a)  Section 3.02(a) of the Company Disclosure Letter lists each Company Subsidiary, its jurisdiction of organization and each jurisdiction in which such Company Subsidiary is qualified or licensed to do business.  All the outstanding shares of capital stock of each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively,

“Liens”) and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

(b)  Except for its interests in the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity or voting interest in any person.

SECTION 3.03.  Capital Structure.  (a)  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 500,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”, and together with the Company Common Stock, the “Company Capital Stock”).  At the close of business on March 31, 2010 (the “Measurement Date”), (a) 24,141,919 shares of Company Common Stock (which includes 612,444 shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase by the Company (such shares, the “Company Restricted Stock”)) were issued and outstanding, (b) no shares of Company Common Stock were held by the Company in its treasury, (c) 1,731,521 shares of Company Common Stock were subject to outstanding Company Employee Stock Options (as defined in Section 6.04(f)) and 2,803,775 additional shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans (as defined in Section 6.04) and (d) no shares of Company Preferred Stock were issued or outstanding.  Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract (as defined in Section 3.05(a)) to which the Company is a party or otherwise bound.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).  Except as set forth above, as of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, commitments, or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or of any Company Subsidiary or any Voting Company Debt or (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, security, commitment or undertaking.  There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary, other than pursuant to the Company

Stock Plans or the Company 401(k) and Employee Stock Ownership Plan (the “Company ESOP”).

(b)  Except as set forth above, as of the close of business on the Measurement Date, there are no (i) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights,  “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound with respect to the voting of any shares of capital stock of the Company or any Company Subsidiary, or (iii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of the Company or any Company Subsidiary.

SECTION 3.04.  Authority; Execution and Delivery; Enforceability.  (a)  The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate actions on the part of the Company are necessary to authorize this Agreement, subject, in the case of the Merger, to receipt of the Company Stockholder Approval if required by applicable Law.  The Company has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(b)  The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Offer, the Merger and the other Transactions, (ii) determining that the terms of the Offer, the Merger and the other Transactions are fair to and in the best interests of the stockholders of the Company, (iii) recommending that the holders of Company Common Stock accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and (iv) if required by applicable Law, recommending that the Company’s stockholders adopt this Agreement.  No “control share acquisition”, “fair price”, “moratorium” or other state takeover statute or similar Law applies or purports to apply with respect to this Agreement, the Offer, the Merger or any other Transaction.

(c)  The only vote of holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Merger, if required by applicable Law, is the adoption of this Agreement by the holders of a majority of the outstanding Company Common Stock (the “Company Stockholder Approval”).  The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to consummate the Offer or any Transaction other than the Merger.

SECTION 3.05.  No Conflicts; Consents.  (a)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company Bylaws or the comparable charter or organizational documents of any Company Subsidiary, (ii) any loan or credit agreement, debenture, contract, lease, license, indenture, note, bond, mortgage, agreement, concession, franchise or other obligation, commitment or instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 3.05(b), any Federal, state, local or foreign judgment, injunction, order, writ, ruling or decree (“Judgment”) or any Federal, state, local or foreign statute, law, code, ordinance, rule or regulation (“Law”) applicable to the Company or any Company Subsidiary or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)  No consent, approval, license, permit, order or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any Federal, state, local or foreign government or any court of competent jurisdiction, administrative, regulatory or other governmental agency, authority or commission, other governmental authority or instrumentality or any non-governmental self-regulatory agency, authority or commission, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B) filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other applicable Federal, state or foreign competition, merger control, antitrust or similar Law (together with the HSR Act, the “Antitrust Laws”), (ii) (A) the filing of a joint voluntary notice with the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended (“Exon-Florio”), and written confirmation by CFIUS of the successful completion of the Exon-Florio review process, and (B) compliance with and filings under the National Industrial Security Program Operating Manual (the “NISPOM”), the International Traffic in Arms Regulations (the “ITAR”) and any other applicable national or industrial security regulations, (iii) the filing with the SEC of (A) the Schedule 14D-9, (B) a proxy or information statement relating to the adoption of this Agreement by the Company’s stockholders (the “Proxy Statement”), if such adoption is required by Law, (C) any information statement (the “Information Statement”) required under Rule 14f-1 in connection with the Offer and (D) such reports under Section 13 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (v) such filings as may be required in connection with the Taxes described in Section 6.09, (vi) such filings as may be required under the rules and regulations of the New York Stock Exchange, (vii) such filings as may be required solely by reason of Parent’s participation in the Transactions as a non-United States domiciled entity and (viii) such other items that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.06.  SEC Documents; Undisclosed Liabilities.  (a)  The Company has filed or furnished, as applicable, all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished, as applicable, by the Company since April 1, 2007, under the Securities Act and the Exchange Act (such documents, together with any documents and information incorporated therein by reference and together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”).

(b)  As of its respective date, each Company SEC Document complied as to form in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, each as in effect on the date so filed.  Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Parent copies of all comment letters received by the Company from the SEC since April 1, 2009 (excluding all letters received from the SEC indicating that the SEC would not be reviewing any registration statement filed with the SEC by the Company), and relating to the Company SEC Documents, together with all written responses of the Company thereto (it being understood that any comment letters or written responses publicly available as of the date of this Agreement on the SEC’s Electronic Data Gathering, Analysis and Retrieval

system shall be deemed to have been made available to Parent).  As of the date of this Agreement, the Company has not received any written notification of, and to the knowledge of the Company there are no, outstanding or unresolved comments in such comment letters received by the Company from the SEC.  Since April 1, 2009, the Company has not received any written notice from the SEC that any of the Company SEC Documents is the subject of any ongoing review by the SEC.

(c)  Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents filed since April 1, 2009, complied as to form at the time it was filed in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, has been prepared in accordance with generally accepted accounting principles (“GAAP”) in all material respects (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(d)  None of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except liabilities or obligations that (i) are set forth or reserved against in the most recent financial statements included in the Filed Company SEC Documents, (ii) were incurred in the ordinary course of business since the date of such financial statements, (iii) are incurred in connection with the Transactions, (iv) have been discharged or paid in full prior to the date hereof in the ordinary course of business or (v) individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  None of the Company Subsidiaries is, or has at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(e)  Each principal executive officer of the Company and principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to the Company SEC Documents, and the statements contained in such certifications were true and accurate as of the date such certifications were made.  The Company’s disclosure controls and procedures (as defined in Rules 13a-14(e) and 15d-14(e) under the Exchange Act) are reasonably designed to ensure that all material information relating to the Company, including the Company Subsidiaries, that is required to be disclosed by the Company in the reports it files under the Exchange Act is made known to the principal executive officer and the principal financial officer of the Company by others within those entities.

(f)  The Company has disclosed, based on the most recent evaluation of internal control over financing reporting, to the Company’s independent registered accounting firm and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(g)  Since March 31, 2009, the Company has not identified any material weaknesses in the design or operation of its internal control over financial reporting.  To the knowledge of the Company, there is no reason to believe that its auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 when next due.  The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required under Rules 13a-15(a) and 15d-15(a) under the Exchange Act.  The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h)  As of the date of this Agreement, there are no pending investigations by the audit committee of the Company Board regarding any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal accounting controls.

(i)  The audit committee of the Company Board includes an “audit committee financial expert,” as defined by Item 407(d)(5)(ii) of Regulation S-K.  The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, controller or principal accounting officer, or persons performing similar functions.  The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Form 8-K.  To the knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by the principal financial officer, controller or principal accounting officer of the Company.

SECTION 3.07.  Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting (as defined in Section 6.01), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Schedule 14D-9, the Information Statement and the Proxy Statement, at the date such Proxy Statement is first mailed to the Company’s stockholders and at the time of the Company Stockholders Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent, U.S. Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference therein.

SECTION 3.08.  Absence of Certain Changes or Events.  From April 1, 2009, to the date of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course of business, and there has not been any Event arising in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and during such period there has not been any action by the Company or any Company Subsidiary that, if it had been taken or occurred after the execution of this Agreement, would have required the consent of Parent pursuant to Section 5.01(i), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi), (xiii), (xiv) or (xv) of this Agreement.

SECTION 3.09.  Taxes.  (a)  Each of the Company and each Company Subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate, except to the extent any failure to file or any inaccuracies in any filed Tax Returns would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, except to the extent that any failure to pay, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)  The most recent financial statements included in the Filed Company SEC Documents reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all Taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any Company Subsidiary, and no requests for waivers of the time to assess any Taxes have been granted and are currently in effect or are pending, except to the extent any such deficiency or waiver, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)  The Federal income Tax Returns of the Company and each Company Subsidiary consolidated in such Tax Returns have been examined by and settled with the United States Internal Revenue Service, or have closed by virtue of the expiration of the relevant statute of limitations, for all years through 2006.  All material assessments for Taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.  No audit or other proceeding with respect to a material amount of Taxes due from the Company or any Company Subsidiary, or any Tax Return of the Company or any Company Subsidiary, is pending, being conducted or, to the knowledge of the Company, threatened by any Governmental Entity.

(d)  The Company and each Company Subsidiary is, and since April 1, 2007, has been, in compliance in all material respects with all Tax Laws relating to (i) the classification for Federal income Tax purposes of service providers as independent contractors or employees and (ii) Tax information reporting and the payment and withholding of Taxes, including the withholding of all Taxes required to be withheld in connection with payments to employees, independent contractors, creditors, stockholders or other third parties under applicable Tax Law.

(e)  There are no material Liens for Taxes (other than Liens referred to in Section 3.15(a)(i)) on the assets of the Company or any Company Subsidiary.  None of the Company or any Company Subsidiary is bound by any agreement with respect to Taxes and has no actual or potential material liability for any Taxes of any person other than the Company or any Company Subsidiary (i) as a transferee or successor or (ii) otherwise.

(f)  None of the Company or any Company Subsidiary (i) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code in the five years prior to the date of this Agreement, (ii) has participated in a “reportable transaction” for which disclosure is required pursuant to Treasury Regulations Section 1.6011-4(b)(1), (iii) has any liability for the Taxes of any person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (iv) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of this Agreement as a result of any (A) change in method of accounting implemented prior to the date of this Agreement or (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax applicable Law) executed on or prior to the date of this Agreement, (v) has been, since April 1, 2007, the subject of any material allocations or adjustments or proposed allocations or adjustments by any Taxing authority under Section 482 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), including with respect to its transfer pricing methods or (vi) has entered into any advance pricing Contract with any Taxing authority covering the prospective determination and application of transfer pricing methodologies that is currently in effect.

(g)  For purposes of this Agreement:

“Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Tax Return” means all Federal, state, local, and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

SECTION 3.10.  Labor Relations.  Section 3.10 of the Company Disclosure Letter contains a list, as of the date hereof, of all collective bargaining agreements to which the Company or any Company Subsidiary is a party.  Since April 1, 2007, none of the Company or any Company Subsidiary has experienced any material strikes, work stoppages, slowdowns, lockouts or, to the knowledge of the Company, union organization attempts, and, to the knowledge of the Company, there is no such item threatened against the Company or any Company Subsidiary.

SECTION 3.11.  Employee Benefits.  (a)  Section 3.11(a) of the Company Disclosure Letter contains a list, as of the date hereof, of all “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (“Company Pension Plans”), material “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material Company Benefit Plans (as defined in Section 3.11(g)) sponsored, maintained or contributed to by the Company or any Company Subsidiary or any other ERISA Affiliate for the benefit of any employee or former employee of the Company or any Company Subsidiary or any other ERISA Affiliate, or with respect to which the Company or any Company Subsidiary or any other ERISA Affiliate has or may be reasonably expected to have any material liability, for the benefit of any current or former employees, officers or directors of the Company or any Company Subsidiary or any other ERISA Affiliate.  Each Company Benefit Plan has been administered in material compliance with its terms and applicable Law and otherwise complies with applicable Law in all material respects.  The Company has made available to Parent and U.S. Parent true, complete and correct copies of (i) each Company Benefit Plan or other plan set forth in Section 3.11(a) of the Company Disclosure Letter (or, in the case of any such Company Benefit Plan that is unwritten, a description thereof), (ii) the most recent annual report on Form 5500 filed with the Internal Revenue Service with respect to each such plan (if any such report was required), (iii) the most recent summary plan description for each such plan for which such summary plan description is required and (iv) each trust agreement and group annuity contract relating to any such plan.  Section 3.11(a) of the Company Disclosure Letter contains a list of all Company Employee Stock Options and Company Restricted Stock as of the Measurement Date.

(b)  Section 3.11(b) of the Company Disclosure Letter contains a list, as of the date hereof, of all material written Company Benefit Agreements (as defined in Section 3.11(g)).

(c)  All Company Pension Plans intended to be tax-qualified for Federal income tax purposes have been the subject of determination letters from the Internal Revenue Service to the effect that such Company Pension Plans are qualified and exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code of 1986, as amended (the “Code”), and no such determination letter has been revoked nor, to the knowledge of the Company, has revocation been threatened, nor has any such Company Pension Plan been amended since the date of its most recent determination letter or application therefor in any respect that would reasonably be expected to adversely affect its qualification or materially increase its costs.

(d)  No Company Benefit Plan provides, and none of the Company or any Company Subsidiary is required to provide, health benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any Company Subsidiary after retirement or other termination of service (other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or any other similar applicable Law or (ii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries)).

(e)  None of the Company, any Company Subsidiaries, any ERISA Affiliate or any predecessor thereof contributes to, or has in the past six years contributed to, any Multiemployer Plan or benefit plan subject to Title IV of ERISA or Section 412 of the Code.

(f)  The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, (i) entitle any employee, officer or director of the Company or any Company Subsidiary to severance pay, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan or Company Benefit Agreement or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan or Company Benefit Agreement.

(g)  As used in this Agreement, the term “Company Benefit Plan” means each bonus, pension, profit sharing, deferred compensation, incentive compensation,

stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, program or arrangement that is sponsored, maintained or contributed to by the Company or any Company Subsidiary for the benefit of any current or former employee, officer or director of the Company or any Company Subsidiary, other than (i) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan”), (ii) any plan, program or arrangement mandated by applicable Law or (iii) any Company Benefit Agreement.  The term “Company Benefit Agreement” means each individual employment, severance or termination agreement between the Company or any Company Subsidiary and any current or former employee, officer or director of the Company or any Company Subsidiary, other than (x) any agreement mandated by applicable Law or (y) any Company Benefit Plan.  The term “ERISA Affiliate” means any entity that, together with the Company, would be treated as a single employer under Section 414 of the Code.

(h)  There is no existing indebtedness of the Company ESOP or the Company relating to the Company ESOP, except as set forth on Section 3.11(h) of the Company Disclosure Letter.

(i)  Section 3.11(i) of the Company Disclosure Letter sets forth any documents that provide for indemnification of the fiduciaries of the Company ESOP or such fiduciaries’ financial advisors in connection with any prior transactions involving the Company ESOP or the Code.

(j)  The Company may amend or terminate the Company ESOP at any time by means of a corporate resolution.  The trust agreement with the Company ESOP trustee may be amended or terminated by the Company at any time without material penalty.

(k)  The compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) (A) at a meeting duly called and held at which all members of the compensation committee were present, duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (1) each Company Stock Plan, (2) the treatment of the Company Employee Stock Options and Company Restricted Stock in accordance with the terms set forth in this Agreement, the applicable Company Stock Plan and any applicable Company Benefit Plans and Company Benefit Agreements, (3) the terms of Section 6.04 of this Agreement and (4) each other Company Benefit Plan and Company Benefit Agreement, which resolutions have not been rescinded, modified or withdrawn in any way, and (B) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

SECTION 3.12.  Litigation.  There is no claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  There is no Judgment outstanding against the Company or any Company Subsidiary or any of their respective assets that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  The Company has not received any written notification of, and to the knowledge of the Company there is no, investigation by any Governmental Entity involving the Company or any Company Subsidiary or any of their respective assets that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.13.  Compliance with Applicable Laws.  (a)  Each of the Company and the Company Subsidiaries is, and since April 1, 2007, has been, in compliance with all applicable Laws and Judgments, except for instances of noncompliance that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.  The Company and the Company Subsidiaries have in effect all certificates, permits, licenses, franchises, approvals, concessions, qualifications, registrations, certifications and similar authorizations from any Governmental Entity (collectively, “Permits”) that are necessary for them to own, lease or operate their properties and assets and to carry on their businesses as currently conducted, except where the failure to have such Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  None of the Company or any Company Subsidiary has received any written communication since April 1, 2007, from a Governmental Entity (i) that alleges that the Company or a Company Subsidiary is not in compliance in any material respect with, or is subject to any liability under, any material Permit, applicable Law or Judgment or (ii) relating to the revocation or modification of any material Permit.  This Section 3.13 does not relate to Tax matters (which are addressed exclusively in Section 3.09) and employee benefits matters (which are addressed exclusively in Section 3.11) or environmental matters (which are addressed exclusively in Section 3.14).

(b)  The Company and the Company Subsidiaries are, and since April 1, 2007, have been, in compliance in all material respects with all legal requirements under (i) the anti-bribery provisions of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), (ii) the books and records provisions of the Foreign Corrupt Practices Act as they relate to any payment in violation of the anti-bribery provisions of the Foreign Corrupt Practices Act, (iii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and (iv) local anti-corruption and bribery Laws of jurisdictions in which the Company and the Company Subsidiaries are operating.

(c)  The Company and the Company Subsidiaries are, and since April 1, 2007 have been, in compliance in all material respects with all legal requirements under

U.S. export control Laws, including (i) U.S. exports regulations governing the export, transfer, or re-export of U.S. manufactured products, and products containing U.S. components, software, or technology as set forth in the U.S. Export Administration Regulations, 15 C.F.R. Pts. 730 et seq.; (ii) U.S. exports regulations governing the manufacture and export of defense articles and defense services as set forth in the U.S. International Traffic in Arms Regulations, 22 C.F.R. Pts. 120 et seq.; (iii) U.S. export Laws restricting U.S. companies and their foreign affiliates and subsidiaries from doing business with certain embargoed countries or entities as set forth in the U.S. Foreign Assets Control Regulations, 31 C.F.R. Pts. 500 et seq.; and (iv) other applicable U.S. Laws.

SECTION 3.14.  Environmental Matters.  (a)  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are, and since April 1, 2007, have been, in compliance with all applicable Environmental Laws, and none of the Company or any Company Subsidiary has received any written communication since April 1, 2007, alleging that the Company or any Company Subsidiary is in violation of, or has any liability under, any Environmental Law or Environmental Permit, (ii) to the knowledge of the Company, each of the Company and the Company Subsidiaries has obtained and is, and since April 1, 2007, has been, operating in compliance with all Environmental Permits, and all such Environmental Permits are currently in effect, and none of the Company or any Company Subsidiary has been notified in writing of any adverse change in the terms and conditions of such Environmental Permits, (iii) there is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary and (iv) to the knowledge of the Company, there has been no Release by the Company or any Company Subsidiary of any Hazardous Material at, on, in, under, to or from any real property currently or, during the period of ownership or lease by the Company or any Company Subsidiary, formerly owned or leased by the Company or any Company Subsidiary that would reasonably be expected to result in liability under any Environmental Law for the Company or any Company Subsidiary.

(b)  For purposes of this Agreement, (i) the term “Hazardous Material” means any (A) biohazardous material, (B) petroleum product, derivative or by-product, asbestos-containing material, radon, urea formaldehyde foam insulation, polychlorinated biphenyls, radioactive materials or toxic mold or fungi, or (C) other chemical, material, substance or waste that in relevant form, quantity or concentration is regulated under any Environmental Law; (ii) the term “Environmental Law” means any Law or Judgment relating to pollution, contamination or the cleanup, protection or restoration of the environment or natural resources, or human health as it relates to the exposure to hazardous or toxic substances; (iii) the term “Environmental Claim” means any administrative, regulatory or judicial action, suit, proceeding, order, claim, directive, Lien, or written notice, demand or request by or from any Governmental Entity or any other person alleging liability relating to or arising out of any Environmental Law or

Environmental Permit, including a Release of, or human exposure to, any Hazardous Material; (iv) the term “Environmental Permit” means any Permit required under any applicable Environmental Law for the Company or the Company Subsidiaries to conduct its respective businesses as currently conducted; and (v) the term “Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including ambient air, surface water, ground water, land surface or subsurface strata).

(c)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.14 are the only representations and warranties in this Agreement with respect to Environmental Laws, Hazardous Materials or any other environmental matter.

SECTION 3.15.  Title to Properties.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (a) have good, valid and marketable title to, or valid leasehold interests in or other comparable contract rights in or relating to all of its real properties and other tangible assets that are material to the Company’s business on a consolidated basis, and all such properties and such other tangible assets, other than properties and other tangible assets in which the Company or any Company Subsidiary has a leasehold interest or other comparable contract right, are free and clear of all Liens, except (i) Liens for taxes not yet due and payable, that are payable without penalty or that are being contested in good faith and for which adequate reserves have been recorded, (ii) Liens for assessments and other governmental charges or landlords’, carriers’, warehousemen’s, mechanics’, repairmen’s, workers’ and similar Liens incurred in the ordinary course of business, consistent with past practice, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, (iii) Liens incurred in the ordinary course of business, consistent with past practice, in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations and (iv) Liens incurred in the ordinary course of business consistent with past practice that are not reasonably likely to adversely interfere in a material way with the use of the properties or assets encumbered thereby (collectively, “Permitted Liens”) and (b) have complied with the terms of all leases to which they are parties and under which they are in occupancy that are reflected in the latest audited balance sheet included in the Filed Company SEC Documents or acquired after the date thereof that are material to the Company’s business on a consolidated basis, and all such leases are in full force and effect. None of the Company or any Company Subsidiary owns any real property.

SECTION 3.16.  Intellectual Property.  (a)  The Company and the Company Subsidiaries own free and clear of Liens (other than Permitted Liens), or are validly licensed or otherwise have the valid right to use, all patents, patent rights, patent applications, patent disclosures and inventions as well as any reissues, continuations, continuations-in-part, divisions, revisions, extensions or reexaminations thereof,  trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, trade dress, corporate names, logos and slogans and domain names and registrations and applications for registration thereof, together with all goodwill associated with each of the foregoing, copyrights (including registrations and applications for registration thereof), database rights, trade secrets, confidential information, know-how and other intellectual property rights and computer programs, computer software (including source code, executable code, data, databases and documentation) (collectively, without regard to materiality, the “Intellectual Property Rights”) that are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole.  Section 3.16 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a description of all Intellectual Property Rights that are material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole.  Section 3.16 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a description of all Intellectual Property Rights owned by the Company or any Company Subsidiary that are registered or for which applications to register are pending with any Governmental Entity (the “Registered IP”).  No claims are pending or, to the knowledge of the Company, threatened, and none of the Company or any Company Subsidiary has received any notice that has not been resolved, that the Company or any of the Company Subsidiaries has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Right, or challenging the ownership, use, validity or enforceability of any Intellectual Property Rights owned or used by the Company or any Company Subsidiary, and to the knowledge of the Company, no person has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating the rights of the Company or any of the Company Subsidiaries with respect to any Intellectual Property Right.

(b)  The Company or a Company Subsidiary owns all Registered IP as set forth in Section 3.16 of the Company Disclosure Letter and, to the knowledge of the Company, all application, renewal and maintenance fees and filings in relation thereto have been paid and filed to the extent required.

(c)  To the knowledge of the Company, none of the Company or any Company Subsidiary currently infringes, or has, in the past, infringed any Intellectual Property Rights of any other person.  There are no consents, settlements, judgments, injunctions, decrees, awards, stipulations, orders or inter partes decisions to which the Company or a Company Subsidiary is a party or is otherwise bound that (i) restrict in any material respect the rights of the Company or any Company Subsidiary to use, transfer, license or enforce any Intellectual Property Rights owned by the Company, (ii) restrict in any material respect the conduct of the business of the Company or any Company Subsidiary in order to accommodate a third person’s Intellectual Property Rights, or (iii)

grant any third person any material right with respect to any Intellectual Property Rights owned by the Company or any Company Subsidiary.

(d)  Each of the Company and Company Subsidiaries has taken reasonable steps to maintain the confidentiality of all information that constitutes or constituted a trade secret or confidential information of the Company or any Company Subsidiary, and all information that was provided to the Company or the Company Subsidiaries under a duty of confidentiality.

(e)  None of the Company or any Company Subsidiary has received any notice from any current or former officers, employees or consultants of the Company or any of the Company Subsidiaries claiming any ownership interest in any Intellectual Property Rights owned or used by the Company or any Company Subsidiary which has not been resolved.

(f)  The Company and the Company Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable procedures with respect to protecting their information technology systems used in connection with the operations of the Company and the Company Subsidiaries from viruses, worms, Trojan horses, malicious or unauthorized code, “time bombs,” disabling programs, or similar programs that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of data or software and from unauthorized access.  To the knowledge of the Company, since April 1, 2009, there have been no successful unauthorized intrusions or material breaches of the security of the information technology systems of the Company or any Company Subsidiary.

SECTION 3.17.  Contracts.  (a)  Except for this Agreement and except for Contracts filed as exhibits to the Filed Company SEC Documents, as of the date of this Agreement, none of the Company or the Company Subsidiaries is a party to or bound by any of the following:

(i)            any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)           any Contract containing covenants binding upon the Company or the Company Subsidiaries that restrict the ability of the Company or any of the Company Subsidiaries (or which, following the consummation of the Offer or the Merger, would materially restrict the ability of the Surviving Corporation or its affiliates) to compete in any business or geographic area or with any person;

(iii)          any Contract pursuant to which the Company or any Company Subsidiary is subject to continuing indemnification or “earn-out” obligations (whether related to environmental matters or otherwise), in each case, that would reasonably be expected to result in payments by the Company or any Company

Subsidiary in excess of $1,000,000;

(iv)          any Contract for the acquisition, sale, lease or license of material properties or assets of the Company or the Company Subsidiaries outside the ordinary course of business (by merger, purchase or sale of assets or stock or otherwise) entered into since April 1, 2007;

(v)           any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any Company Subsidiary has, directly or indirectly, made any loan, capital contribution to, or other investment in, any person (other than in the Company or any Company Subsidiary and other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business consistent with past practice); or

(vi)          any Contract constituting a material joint marketing, partnership, joint venture or other similar arrangement.

Each such Contract of the type described in clauses (i) through (vi) along with each of the Contracts set forth in Section 3.17(a) of the Company Disclosure Letter is referred to herein as a “Material Contract”.

(b)  Each of the Material Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.  Each of the Company and the Company Subsidiaries has complied in all material respects with the terms and conditions of the Material Contracts and is not (with or without notice or lapse of time, or both) in breach or default thereunder, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Material Contract, and each offer, quote, bid or proposal (a “Government Contract Bid”) that, if accepted, would result in a Material Contract, between the Company or any Company Subsidiary, on the one hand, and any (i) Governmental Entity, (ii) prime contractor of a Governmental Entity in its capacity as a prime contractor or (iii) subcontractor with respect to any Contract listed in clause (i) or (ii) above, on the other hand (each, a “Government Contract”), as of the date of this Agreement:  (A) none of the Company or any Company Subsidiary has been notified in writing, or to the knowledge of the Company orally, by any Governmental Entity or any prime contractor, subcontractor or vendor that the Company or any Company Subsidiary has defaulted, breached or violated, or is alleged to have defaulted, breached or violated, any applicable Law, certification, representation, warranty, clause, provision or requirement pertaining to such Government Contract or Government Contract Bid, and none of the Company or any Company Subsidiary is in default, breach or violation of any such applicable Law, certification, representation, warranty, clause, provision or requirement; (B) none of the Company or any Company Subsidiary has received any notice of, and to the knowledge of the Company no person has threatened to give any notice of, termination for convenience, notice of termination for default, cure notice or show cause notice pertaining to such Government Contract; (C) no payments due to the Company or any Company Subsidiary pertaining to such Government Contract have been withheld or set off nor has any claim been made to withhold or set off money; and (D) no Government Contract or Government Contract Bid is based on the Company or any Company Subsidiary having § 8(a) status, small business status, small disadvantaged business status, protégé status, or other preferential status afforded by Federal statute or regulation.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Contract, and each offer, quote, bid or proposal that, if accepted, would result in a Contract, between the Company or any Company Subsidiary, on the one hand, and any (i) Governmental Entity, (ii) prime contractor of a Governmental Entity in its capacity as a prime contractor or (iii) subcontractor with respect to any Contract listed in clause (i) or (ii) above, on the other hand, as of the date of this Agreement, there is no claim pending (other than qui tam claims or other similar claims filed under seal and of which the Company does not have knowledge) or, to the knowledge of the Company, threatened, including any claim for fraud (as such concept is defined under the state or Federal laws of the United States) under the United States False Claims Acts or the United States Procurement Integrity Act.

(e)  Within the past three years:

(i)            None of the Company or any Company Subsidiary or any of their respective directors, officers, employees (nor to the knowledge of the Company, any consultants, agents or other representatives of the Company and any Company Subsidiary) is or has been:  (A) under any material administrative, civil, or criminal investigation or indictment by any Governmental Entity (in each case, other than broad based routine audits or inquiries in the ordinary course) or (B) subject to any material administrative investigation or material audit by any Governmental Entity, in either case with respect to any act or omission arising under or relating to any Government Contract; and

(ii)           None of the Company or any Company Subsidiary is or has been debarred or suspended from participation in, or the award of, Contracts with any Governmental Entity.  Additionally, to the knowledge of the Company, there exist no facts or circumstances that would warrant the institution of suspension or debarment proceedings or a finding of non-responsibility or ineligibility on the part of the Company, the Company Subsidiaries or any of their respective directors or officers.

(f)  As of the date of this Agreement:

(i)            There are no material outstanding disputes between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity, on the other hand, under the Contract Disputes Act of 1978, as amended, or any other Federal Law or between the Company or any Company Subsidiary, on the one hand, and any prime contractor, subcontractor, vendor or third party, on the other hand, arising under or relating to any Government Contract;

(ii)           There are no material outstanding claims against the Company or a Company Subsidiary, either by a Governmental Entity or by a prime contractor, subcontractor, vendor or other third party arising under or relating to any Government Contract or Government Contract Bid to which the Company or a Company Subsidiary is a party; and

(iii)          None of the Company or any Company Subsidiary has any interest in any material pending or, to the knowledge of the Company, material potential claim under the Contracts Dispute Act against the United States Government or any prime contractor, subcontractor, vendor or third party arising under or relating to any Government Contract.

(g)  As of the date of this Agreement, the Company and all Company Subsidiaries are in material compliance with all national security obligations including those specified in the NISPOM.

(h)  Section 3.17(h) of the Company Disclosure Letter sets forth a list of the classified Contracts of the Company and the Company Subsidiaries as of the date of this Agreement and is true and accurate in all material respects.

(i)  The Company and the Company Subsidiaries have complied in all material respects with Federal Acquisition Regulation (“FAR”) 52.203-13(b)(3)(i).  None of the Company or any Company Subsidiary has made any mandatory or voluntary disclosure under FAR 52.203-13(b)(3)(i) to any Governmental Entity, prime contractor, subcontractor, vendor or any other person with respect to any Government Contract or Government Contract Bid.

(j)  No Governmental Entity has found the Company’s or any Company Subsidiaries’ cost accounting system to be inadequate.

SECTION 3.18.  Insurance.  Section 3.18 of the Company Disclosure Letter lists all material insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and the Company Subsidiaries.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) all material insurance policies maintained by the Company and the Company Subsidiaries are in full force and effect, (b) all premiums due and payable thereon have been paid, (c) no notice of cancelation or termination has been received with respect to such policies, and (d) there is no claim by the Company or any Company Subsidiary pending under any of such policies or bonds as to which the Company has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

SECTION 3.19.  Interested Party Transactions.  None of the Company or any Company Subsidiary, on the one hand, is a party to any transaction or Contract with any affiliate, stockholder that beneficially owns 5% or more of the Company’s outstanding common stock, or director or executive officer of the Company or any Company Subsidiary, on the other hand, and no event has occurred since the date of the Company’s last proxy statement to its stockholders that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

SECTION 3.20.  Brokers; Schedule of Fees and Expenses.  No broker, investment banker, financial advisor or other person, other than Sagent Advisors Inc., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of the Company.  The estimated fees and expenses of the financial advisor incurred and to be incurred by the Company in connection with the Offer, the Merger and the other Transactions are set forth in Section 3.19 of the Company Disclosure Letter, and the Company has delivered to Parent complete and accurate copies of all Contracts under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

SECTION 3.21.  Opinion of Financial Advisor.  The Company has received the opinion of Sagent Advisors Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received in the Offer and the Merger by the holders of Company Common Stock is fair from a financial point of view, a signed copy of which opinion has been delivered to Parent and U.S. Parent.

SECTION 3.22.  No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any representation or warranty with respect to the Company or any Company Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, U.S. Parent, Merger Sub or any of their affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  In particular, and without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent, U.S. Parent, Merger Sub or any of their affiliates with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any Company Subsidiary or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, U.S. Parent, Merger Sub or any of their affiliates in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the transactions contemplated hereby.

ARTICLE IV

Representations and Warranties of Parent, U.S. Parent and Merger Sub

Parent, U.S. Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

SECTION 4.01.  Organization, Standing and Power.  Each of Parent, U.S. Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to own, lease or otherwise hold and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to be so organized, existing or in good standing or have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.  In this Agreement, the term “Parent Material Adverse Effect” means any Event that prevents or materially delays Parent or U.S. Parent from performing its obligations under this Agreement in any material respect or the consummation of the Offer, the Merger and the other Transactions.  Each of Parent, U.S. Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (to the extent the concept is recognized by such jurisdiction) in each jurisdiction where the nature of its business or its ownership, leasing or operation of its properties make such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02.  Merger Sub.  (a)  Since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned by U.S. Parent free and clear of any Lien.

SECTION 4.03.  Authority; Execution and Delivery; Enforceability.  Each of Parent, U.S. Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery by each of Parent, U.S. Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, U.S. Parent and Merger Sub, and no other corporate actions on its part are necessary to authorize this Agreement.  U.S. Parent, as sole stockholder of Merger Sub, shall adopt this Agreement immediately after the execution and delivery hereof.  Neither the approval or adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent.  Each of Parent, U.S. Parent and Merger Sub has duly executed and delivered this Agreement, and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

SECTION 4.04.  No Conflicts; Consents.  (a)  The execution and delivery by each of Parent, U.S. Parent and Merger Sub of this Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent, U.S. Parent or any of Parent’s other subsidiaries under, any provision of (i) the charter or organizational documents of Parent, U.S. Parent, Merger Sub or any of Parent’s other subsidiaries, (ii) any Contract to which Parent, U.S. Parent or any of Parent’s other subsidiaries is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.04(b), any Judgment or Law applicable to Parent, U.S. Parent or any of Parent’s other subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)  No Consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to Parent, U.S. Parent or any of Parent’s other subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i)

(A) compliance with and filings under the HSR Act and (B) filings and receipt, termination or expiration, as applicable, of such other approvals or waiting periods required under any other Antitrust Law, (ii) (A) the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio and written confirmation by CFIUS of the successful completion of the Exon-Florio review process, and (B) compliance with and filings under the ITAR and any other applicable national or industrial security regulations, (iii) the filing with the SEC of (A) the Offer Documents and (B) such reports under Sections 13 and 16 of the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) such filings as may be required in connection with the Taxes described in Section 6.09, (vi) such filings as may be required under the rules and regulations of the New York Stock Exchange and the Toronto Stock Exchange and (vii) (A) such other items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or (B) as are set forth in the letter, dated as of the date of this Agreement, from Parent and U.S. Parent to the Company (the “Parent Disclosure Letter”).

SECTION 4.05.  Information Supplied.  None of the information supplied or to be supplied by Parent, U.S. Parent or Merger Sub for inclusion or incorporation by reference in (i) the Offer Documents, the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent, U.S. Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein.

SECTION 4.06.  Brokers.  No broker, investment banker, financial advisor or other person, other than Deutsche Bank Securities Inc. and TD Securities Inc., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent, U.S. Parent or Merger Sub.

SECTION 4.07.  Absence of Litigation.  There is no suit, action or proceeding pending or, to the knowledge of Parent or U.S. Parent, threatened against Parent, U.S. Parent or any other subsidiary of Parent that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.08.  Ownership of Company Common Stock.  None of Parent, U.S. Parent or Merger Sub or any of their affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock or holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

SECTION 4.09.  Financing.  Parent, U.S. Parent and Merger Sub have sufficient funds available to consummate the Offer and the Merger on the terms contemplated by this Agreement and, at the expiration of the Offer and the Effective Time, Parent, U.S. Parent and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Offer and the Merger, as the case may be, to pay all fees and expenses in connection therewith, to make payments to holders of Company Employee Stock Options pursuant to Section 6.04 and to perform their respective obligations under this Agreement.

SECTION 4.10.  No Other Representations and Warranties.  Except for the representations and warranties made by Parent, U.S. Parent and Merger Sub in this Article IV, none of Parent, U.S. Parent or Merger Sub or any other person makes any representation or warranty with respect to Parent, U.S. Parent or any of Parent’s other subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01.  Conduct of Business.  Conduct of Business by the Company.  Except for matters set forth in the Company Disclosure Letter, otherwise expressly contemplated by this Agreement or required by Law, from the date of this Agreement until the earlier to occur of such time as directors elected or designated by Parent pursuant to Section 6.10 constitute at least a majority of the Company Board and the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct their respective businesses in the ordinary course of business consistent with past practice, use commercially reasonable efforts to comply in all material respects with all applicable Laws and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organization, keep available the services of their current officers and key employees, keep and preserve their present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with them (including any actions necessary to comply with applicable

Truth in Negotiations Act requirements), maintain their franchises, rights and Permits, continue to pursue business opportunities consistent with the Company’s business plan, including taking action, where appropriate and consistent with past practice, to contest Contract awards to third parties, preserve their existing Government Contracts and preserve their eligibility to bid for and enter into Government Contracts (including promptly attempting to cure any compliance issues).  In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Letter, otherwise expressly contemplated by this Agreement or required by Law (provided that the Company shall, prior to taking any action required by Law that would otherwise be prohibited under this Section 5.01, provide Parent with written notice of such action), from the date of this Agreement until the earlier to occur of such time as directors elected or designated by Parent pursuant to Section 6.10 constitute at least a majority of the Company Board and the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any Company Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except pursuant to the Company ESPP (as defined in Section 6.04(f)), the forfeiture of Company Employee Stock Options and Company Restricted Stock or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of a Company Employee Stock Option or the tax withholding obligations of holders of Company Employee Stock Options and Company Restricted Stock, in each case in accordance with their terms as in effect on the date of this Agreement or on the date of grant in accordance with this Section 5.01);

(ii)           issue, deliver, sell, pledge or grant (A) any shares of its capital stock, (B) any Voting Company Debt or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants, calls or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (D) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (1) the issuance of Company Common Stock upon the exercise of Company Employee Stock Options outstanding on the date of this Agreement and in accordance with their present terms and (2) the issuance of Company Common Stock as required pursuant to any Company Benefit Plan (including the Company ESPP) or Company Benefit Agreement or other written agreement as in effect on the date of this Agreement;

(iii)          amend the Company Charter, the Company Bylaws or other comparable charter or organizational documents of any Company Subsidiary;

(iv)          acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except in the ordinary course of business consistent with past practice;

(v)           (A) grant to any executive officer or director of the Company or any Company Subsidiary any increase in compensation, (B) grant to any current or former executive officer or director of the Company or any Company Subsidiary any increase in severance or termination pay, (C) enter into any severance or termination agreement with any such executive officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company Benefit Plan or (E) take any action to accelerate any rights or benefits, or make any material determinations under any collective bargaining agreement or Company Benefit Plan, except, in the case of the foregoing clauses (A), (B), (C), (D) and (E), (1) in the ordinary course of business, (2) as required pursuant to the terms of any Company Benefit Plan, Company Benefit Agreement or other agreement as in effect on the date of this Agreement or (3) as otherwise expressly permitted by this Agreement; provided that the foregoing clauses (A), (B), (C), (D) and (E) shall not restrict the Company or any of the Company Subsidiaries from entering into or making available to newly hired employees or to employees, in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vi)          make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

(vii)         sell, lease (as lessor), license, sell and lease back, mortgage or otherwise dispose of or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except sales or dispositions of assets in the ordinary course of business consistent with past practice and except for Permitted

Liens;

(viii)        (A) incur or modify in any material respect any indebtedness for borrowed money or guarantee any such indebtedness of another person, except for (1) short-term borrowings incurred in the ordinary course of business and (2) indebtedness solely involving the Company or any of its direct or indirect wholly owned subsidiaries, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (C) make any loans, advances or capital contributions to, or investments in, any other person, other than (y) to or in the Company or any direct or indirect wholly owned subsidiary of the Company and (z) advances to employees in respect of travel or other related ordinary expenses in the ordinary course of business consistent with past practice;

(ix)           make or agree to make any new capital expenditure or expenditures (other than a capital expenditure that constitutes an allowable contract expense under a Government Contract) that in the aggregate are in excess of the aggregate amount set forth in Section 5.01(ix) of the Company Disclosure Letter;

(x)            except in the ordinary course of business, make or change any material Tax election or settle or compromise any material Tax liability or refund;

(xi)           (A) pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Documents or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of material value or (C) waive any material benefits of, or agree to modify in any material manner, any material confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party other than (x) in the ordinary course of business or (y) in accordance with Section 5.03(a);

(xii)          enter into, modify or amend in a manner that is adverse in a material respect to the Company, or extend or terminate, or waive, release or assign any material rights or claims under any Material Contract (other than any expiration of such Material Contract in accordance with its terms) or any Contract that would have been deemed to be a Material Contract if entered into prior to the date hereof, in each case except in the ordinary course of business consistent with past practice;

(xiii)         adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of the Company or any Company Subsidiary;

(xiv)        fail to maintain or renew any material insurance policy; or

(xv)         authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

SECTION 5.02.  Control of the Operations.  Nothing contained in this Agreement shall give Parent or U.S. Parent, directly or indirectly, rights to control or direct the Company’s operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.

SECTION 5.03.  No Solicitation.  (a)  The Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative (collectively, “Representatives”) of, the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate, knowingly encourage or take any other action to knowingly facilitate the submission of any Company Takeover Proposal, (ii) enter into any agreement, letter of intent, term sheet or other similar instrument with respect to any Company Takeover Proposal or (iii) enter into, continue, conduct, engage or otherwise participate in any discussions or negotiations regarding, furnish to any person any information with respect to, or otherwise knowingly take any action to facilitate, any proposal that could reasonably be expected to lead to a Company Takeover Proposal.  The Company shall, and shall cause the Company Subsidiaries and direct its Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted heretofore with respect to any Company Takeover Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.  Notwithstanding the foregoing, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Company and its Representatives may, in response to a bona fide written Company Takeover Proposal that the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and independent financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal, and which Company Takeover Proposal was made after the date hereof and did not result from a breach of this Section 5.03(a), and subject to compliance with Section 5.03(c), (x) provide access or furnish information with respect to the Company and the Company Subsidiaries to the person making such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement and (y) participate in discussions or negotiations (including solicitation of a revised

Company Takeover Proposal) with such person and its Representatives regarding such Company Takeover Proposal.  The Company will provide Parent and U.S. Parent with all non-public information regarding the Company that has not previously been provided to Parent or U.S. Parent that is provided to any person making such Company Takeover Proposal.

For purposes of this Agreement, the term “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (as defined in Section 6.02); provided that (i) an Acceptable Confidentiality Agreement need not contain any “standstill” or similar covenant and (ii) an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to (y) include substantially similar provisions for the benefit of the parties thereto and (z) waive any “standstill” or similar covenant to the extent such Acceptable Confidentiality Agreement does not contain any “standstill” or similar covenant.

For purposes of this Agreement, the term “Company Takeover Proposal” means any proposal or offer (whether or not in writing) to acquire in any manner, directly or indirectly, including by way of a tender offer, exchange offer, merger, consolidation, share exchange or other business combination, 15% or more of the Company Common Stock or 15% or more of the consolidated total assets of the Company, other than the Transactions.

For purposes of this Agreement, the term “Superior Company Proposal” means any bona fide written offer that was made after the date hereof and did not result from a breach of Section 5.03(a) made by a third party that, if consummated, would result in such person (or in the case of a direct merger between such person and the Company, the stockholders of such person) acquiring, directly or indirectly, 50% or more of the outstanding shares of Company Common Stock or all or substantially all the consolidated total assets of the Company, and which offer the Company Board determines in good faith (after consultation with its outside legal counsel and its independent financial advisor) (i) to be more favorable from a financial point of view to the holders of Company Common Stock than the Transactions (taking into account all the terms and conditions of such proposal and this Agreement and any changes to the terms of the Offer or this Agreement proposed by Parent in response to such Superior Company Proposal or otherwise, in each case as the Company Board determines to be relevant) and (ii) is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal as the Company Board determines to be relevant.

(b)  Neither the Company Board nor any committee thereof shall (i) (A) withdraw or modify in a manner adverse to Parent, U.S. Parent or Merger Sub, or propose publicly to withdraw or modify in a manner adverse to Parent, U.S. Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement, the Offer, the Merger or the other Transactions or (B) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action (any action described in this clause (i) being referred to herein as an “Adverse Recommendation Change”) or (ii) cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to, or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 5.03(a)), or resolve, agree or publicly propose to take any such action.  Notwithstanding the foregoing, prior to the acceptance for payment of shares of Company Common Stock pursuant to the Offer, the Company Board may (x) effect an Adverse Recommendation Change in response to (1) a Superior Company Proposal or (2) any material event, development, circumstance, occurrence or change in circumstances or facts (including any change in probability or magnitude of circumstances) not related to a Company Takeover Proposal that was not known to the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not reasonably known to or reasonably understood by the Company Board as of the date of this Agreement); provided, however, that in each case referred to in the foregoing clause (1) or (2) only if the Company Board determines in good faith, after consultation with the Company’s outside counsel and its independent financial advisor, that the failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, further, however, that the Company shall provide Parent and U.S. Parent with no less than five business days notice of any Adverse Recommendation Change prior to such change, or (y) in response to a Superior Company Proposal, resolve to accept such Superior Company Proposal and concurrently cause the Company to terminate this Agreement pursuant to Section 8.01(f); provided, further that no termination of this Agreement pursuant to Section 8.01(f) may be made unless the Company Board shall have first provided prior written notice to Parent that it is prepared to terminate this Agreement pursuant to Section 8.01(f) (a “Superior Proposal Notice”), which notice shall contain a description of the material terms and conditions of such Superior Company Proposal (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be an Adverse Recommendation Change), and Parent does not make, within five business days after receipt of such notice, a proposal that would, in the good faith judgment of the Company Board, after consultation with its outside legal counsel and its independent financial advisor, cause the offer previously constituting a Superior Company Proposal to no longer constitute a Superior Company Proposal.  If Parent has in good faith proposed to the Company revisions to the terms of the transactions contemplated by this Agreement during the five business day period prior to the Company terminating this Agreement pursuant to Section 8.01(f), the Company agrees that the Company and its Representatives shall negotiate in good faith with Parent and its Representatives (so long as Parent and its Representatives are negotiating in good faith) regarding any such revisions to the terms of the transactions contemplated by this Agreement proposed by Parent.  Any material changes to the financial terms or any material change to other material terms of such Superior Company Proposal occurring prior to the Company’s terminating this Agreement pursuant to Section 8.01(f) shall require the Company to provide to Parent a new Superior Proposal Notice and a new three business day period and, in determining whether to terminate this Agreement pursuant to Section 8.01(f), the Company Board shall take into account any such changes.

(c)  In addition to the other obligations of the Company set forth in this Section 5.03, the Company shall, as promptly as possible and in any event within one business day after the receipt thereof, advise Parent and U.S. Parent orally and in writing of (i) any Company Takeover Proposal or request for information or inquiry that expressly contemplates or that the Company believes could reasonably be expected to lead to a Company Takeover Proposal and (ii) the material terms and conditions of such Company Takeover Proposal, request or inquiry (including any change to the financial terms, conditions or other material terms thereof) and the identity of the person making any such Company Takeover Proposal, request or inquiry. The Company shall keep Parent and U.S. Parent reasonably apprised of any related material developments, discussions and negotiations related to any such Company Takeover Proposal or inquiry.

(d)  Nothing contained in this Section 5.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure so to disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that this Section 5.03(d) shall not affect the obligations of the Company and the Company Board under Sections 5.03(a) and 5.03(b) (it being understood that neither any “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, nor any accurate disclosure of factual information to the Company’s stockholders that is required to be made to such stockholders under applicable Law or in satisfaction of the Company Board’s fiduciary duties or applicable Law, shall be deemed a modification of the Company Board’s approval or recommendation of the Merger and this Agreement).

ARTICLE VI

Additional Agreements

SECTION 6.01.  Preparation of Proxy Statement; Stockholders Meeting.  (a)  If the adoption of this Agreement by the Company’s stockholders is required by Law, the Company shall, at Parent’s and U.S. Parent’s request, as soon as practicable following the expiration of the Offer, prepare and file with the SEC the Proxy Statement in preliminary form, and each of the Company, Parent and U.S. Parent shall use its reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect thereto.  The Company shall notify Parent and U.S. Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent and U.S. Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement.  If at any time prior to receipt of the Company Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement.  The Company shall provide Parent and U.S. Parent and their counsel a reasonable opportunity to review the Proxy Statement prior to its being filed with the SEC and shall provide Parent and U.S. Parent and their counsel a reasonable opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information prior to their being filed with, or sent to, the SEC.  The Company shall give reasonable and good faith consideration to any comments made by Parent, U.S. Parent or their counsel, recognizing that the ultimate form and content of the Proxy Statement, any amendments and supplements thereto, and any response to requests for additional information will be the responsibility of the Company.  The Company shall use its reasonable efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after filing with the SEC.

(b)  If the adoption of this Agreement by the Company’s stockholders is required by Law, the Company shall, at Parent’s and U.S. Parent’s request, as soon as practicable following the expiration of the Offer, duly call, establish a record date for, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval.  The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, except to the extent that the Company Board shall have withdrawn or modified its approval or recommendation of this Agreement, the Offer or the Merger as permitted by Section 5.03(b).  Notwithstanding the foregoing, if Merger Sub or any other subsidiary of Parent acquires at least 90% of the outstanding shares of the Company Common Stock, the parties shall, at the request of Parent and U.S. Parent, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholders meeting in accordance with Section 253 of the DGCL.

(c)  Parent and U.S. Parent shall cause all shares of Company Common Stock purchased pursuant to the Offer and all other shares of Company Common Stock owned by Parent, U.S. Parent, Merger Sub or any other subsidiary of Parent to be voted in favor of the adoption of this Agreement.

SECTION 6.02.  Access to Information; Confidentiality.  Subject to applicable Law and, with respect to any classified or controlled unclassified materials, to Parent’s, U.S. Parent’s and their Representatives’ compliance with any security clearance requirements and procedures or export controls requirements (to the extent reasonably determined necessary by the Company in order to comply with applicable Law), and upon reasonable prior written notice, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent, U.S. Parent and to their Representatives reasonable access during normal business hours during the period prior to the Effective Time to all their properties, offices, personnel and books and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish promptly to Parent and U.S. Parent all financial, operating and other data and information concerning its business, properties and personnel as Parent or U.S. Parent may reasonably request; provided, however, that any such access shall not interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties.  None of the Company or any Company Subsidiary shall be required to (i) provide access to or to disclose information where such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege of the Company or the Company Subsidiaries (provided that the Company shall use its reasonable efforts to allow for such access or disclosure in a manner that would not reasonably be expected to jeopardize the attorney-client privilege) or contravene any Law or binding agreement entered into prior to the date of this Agreement or (ii) provide access to or to disclose such portions of documents or information relating to pricing or other matters that are highly sensitive where such access or disclosure, as determined by the Company’s counsel, is reasonably likely to result in antitrust difficulties for the Company or its affiliates.  No investigation by Parent or U.S. Parent or any of their respective Representatives and no other receipt of information by Parent or U.S. Parent or any of their respective Representatives shall operate as a waiver or otherwise affect any representation or warranty of the Company or any covenant or other provision in this Agreement.  All information exchanged pursuant to this Section 6.02 shall be subject to the non-disclosure agreement dated February 23, 2010, between the Company and Parent (the “Confidentiality Agreement”).

SECTION 6.03.  Standard of Efforts; Notification.  (a)  Upon the terms and subject to the conditions set forth in this Agreement, unless, to the extent permitted by Section 5.03(b), the Company Board approves or recommends a Superior Company Proposal, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Offer, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, Consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary Consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  In connection with and without limiting the foregoing, (A) the Company and the Company Board shall, if any state takeover statute or similar Law becomes applicable to this Agreement, use its reasonable best efforts to ensure that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate and minimize the effect of such Law on the Offer, the Merger and the other Transactions, (B) the Company, Parent and U.S. Parent shall promptly make all appropriate filings under any Antitrust Law, including the notification and report form pursuant to the HSR Act, and take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable, including by requesting early termination of the waiting period provided for in the HSR Act and (C) the Company, Parent and U.S. Parent shall promptly (1) prepare, prefile and, no earlier than five business days thereafter, file with CFIUS a joint voluntary notice pursuant to Exon-Florio with respect to the Transactions, and shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the Exon-Florio review process within three business days of receipt of such request, or if the Company, Parent and U.S. Parent mutually agree to seek an extension in relation thereto, such longer period as CFIUS may allow, and, in cooperation with each other, shall take all commercially reasonable steps advisable, necessary or desirable to finally and successfully complete the Exon-Florio review process as promptly as practicable; (2) submit to the Defense Security Service of the United States Department of Defense (“DSS”) and, to the extent applicable, any other Governmental Entity, notification of the Transactions pursuant to the NISPOM and any other applicable national or industrial security regulations, and request from DSS (and, to the extent applicable, such other Governmental Entity) approval to operate the business of the Company pursuant to the existing U.S. Parent Special Security Agreement (the “U.S. Parent Federal SSA”); (3) submit to the United States Department of State Directorate of Defense Trade Controls notifications of the Transactions pursuant to the ITAR; and (4) make any other submissions under Exon-Florio that are requested by CFIUS to be made or that the Company, Parent and U.S. Parent mutually agree should be made in connection with the Transactions.  The Company, Parent and U.S. Parent shall provide to each other such assistance, information and cooperation as is reasonably required to obtain any such actions, nonactions, waivers, Consents, approvals, orders and authorizations (including providing necessary information, assisting in responding to any inquiries and attending joint meetings with either Government or prime contractor customers advocating the Offer, the Merger and the Transactions) and, in connection therewith, shall notify the other person promptly following the receipt of any material comments from any Governmental Entity and of any request by any Governmental Entity for amendments, supplements or additional information in respect of any registration, declaration or filing with, or notice to, such Governmental Entity, shall give the other person the opportunity to attend and participate in any meetings or conferences with the Department of Justice, the Federal Trade Commission, CFIUS, DSS, Department of State or any other Governmental Entity and shall supply the other person with copies of all correspondence between such person or any of its representatives, on the one hand, and any Governmental Entity, on the other hand, in each case regarding any of the Transactions (except for correspondence involving personal identifier information (as defined in the applicable Federal regulations) of Parent or U.S. Parent).  In furtherance of the foregoing, if, at the end of the initial 30-day review period under Exon-Florio, CFIUS offers the parties an opportunity to withdraw and resubmit their joint Exon-Florio notice regarding the Transactions in order to avoid an investigation by CFIUS, and either the Company or Parent opts to request withdrawal and resubmission in response to such offer by CFIUS, then the other party shall agree to join the request for withdrawal and resubmission at the end of such initial 30-day review period and immediately resubmit their joint Exon-Florio notice regarding the Transactions.  Notwithstanding the foregoing, the Company and its Representatives shall not be prohibited under this Section 6.03(a) from taking any action permitted by Section 5.03.

(b)  Without limiting any other obligations of Parent and U.S. Parent hereunder, Parent and U.S. Parent shall accept (i) all restrictions or conditions imposed or requested by DSS on (A) the conduct or structure of any business or operations of the Company or any Company Subsidiary (including any requirement by any Governmental Entity to sell, hold separate or otherwise dispose of any assets of the Company or any Company Subsidiary) or (B) access by Parent or U.S. Parent to technology, operations, products or other activities of the Company or any Company Subsidiary and (ii) such other restrictions or conditions imposed or requested by DSS on the operations of the Company or any Company Subsidiary or on Parent’s or U.S. Parent’s control of the Company or any Company Subsidiary (including any Reasonable Changes (as defined below) to the U.S. Parent Federal SSA); provided, however, that (1) Parent shall not be required to accept any such restrictions or conditions, other than Reasonable Changes to the U.S. Parent Federal SSA, with respect to Government Contracts that collectively represent annual Company revenues in excess of $150.0 million (a “Material Limitation”) and (2) Parent shall in all cases be permitted, in its sole discretion, as an alternative to accepting any such restrictions or conditions, to sell or otherwise dispose of, or agree to sell or otherwise dispose of, any Government Contracts or related assets.  For purposes of this Section 6.03(b), “Reasonable Changes” shall mean any change to the U.S. Parent Federal SSA that does not (w) substantially reduce Inside Director (as defined in the U.S. Parent Federal SSA) representation on the Board of Directors of U.S. Parent, (x)  significantly restrict the visitation and communications rights of Parent and its affiliates under the U.S. Parent Federal SSA in a manner that precludes Parent and its affiliates from overseeing the operations of the U.S. Parent, (y) adversely impact the right of Parent to appoint and replace members of the Board of Directors of U.S. Parent such that it has a material adverse effect on the ability of Parent and its affiliates to oversee the operations of the U.S. Parent or (z) impose restrictions on the operations, access or other activities of the Company or any Company Subsidiary that are exclusively required under a Proxy Agreement or Voting Trust under the NISPOM and other applicable rules and regulations but not a Special Security Agreement, in each case other than any such change that applies to every company governed by a Special Security Agreement.

(c)  Parent, U.S. Parent and the Company shall work together in good faith and use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to obtain assurances that, in accordance with the NISPOM and other applicable rules and regulations, the Surviving Corporation will be granted National Interest Determinations (“NID”) required for authorizing continued access to proscribed information following the Effective Time to the extent necessary for the Surviving Corporation to continue to perform the Government Contracts; provided, however, that the grant or support by customers of Government Contracts of favorable NIDs shall not in any event be a condition to the consummation of the Offer, the Merger or any other Transaction contemplated hereby.

(d)  The Company shall agree if, but solely if, requested by Parent or U.S. Parent to divest, hold separate or otherwise take or commit to take any action that limits Parent’s or U.S. Parent’s freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any Company Subsidiary; provided that any such action may be conditioned upon the consummation of the Offer, the Merger and the other Transactions contemplated hereby.

(e)  The Company shall give prompt notice to Parent and U.S. Parent in writing of (i) any written notice or other written communication from any person alleging that the consent of such person is required in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement; (ii) any written notice or other written communication from any licensor, licensee or other business partner to the effect that such licensor, licensee or other business partner is terminating or otherwise materially adversely modifying its relationship with Company or any of the Company Subsidiaries as a result of the Offer, the Merger or any of the other transactions contemplated by this Agreement; (iii) its discovery of any fact or circumstance that, or the occurrence or non occurrence of any event the occurrence or non occurrence of which causes any of the conditions to the Offer set forth in paragraphs (c) through (e) of Exhibit A hereto to be in effect at the scheduled expiration date of the Offer; (iv) any written notice or other written communication from any Governmental Entity received by the Company in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, and a copy of any such notice or communication shall be furnished to Parent; (v) any filing made by the Company with any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, and the Company shall provide a copy of any such filing to Parent together with the Company’s written notice thereof; and (vi) any suits, actions or proceedings commenced or threatened that relate to the consummation of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement of which the Company has knowledge; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(f)  Parent, U.S. Parent and Merger Sub shall give prompt notice to the Company in writing of (i) any representation or warranty made by it contained in this Agreement becoming untrue, unless the failure of any such representation or warranty to be true, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement unless such failure, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; (ii) any filing made by Parent, U.S. Parent or Merger Sub with any Governmental Entity in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement, and Parent, U.S. Parent or Merger Sub, as applicable, shall provide a copy of any such filing to the Company together with its written notice thereof; and (iii) any suits, actions or proceedings commenced or threatened that relate to the consummation of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement of which Parent, U.S. Parent or Merger Sub has knowledge; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

SECTION 6.04.  Treatment of Equity Compensation.  (a)  As soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company Stock Plans) shall adopt such resolutions or take such other actions as are required to (i) adjust the terms of all outstanding Company Employee Stock Options heretofore granted under any Company Stock Plan to provide that each unexercised Company Employee Stock Option (whether vested or unvested) outstanding immediately prior to the consummation of the Offer shall be canceled in exchange for a cash payment by the Company of an amount equal to (A) the excess, if any, of (x) the highest price per share of Company Common Stock to be paid pursuant to the Offer over (y) the exercise price per share of Company Common Stock subject to such Company Employee Stock Option, multiplied by (B) the number of shares of Company Common Stock for which such Company Employee Stock Option shall not theretofore have been exercised; and (ii) adjust the terms of all outstanding Company Restricted Stock heretofore granted under any Company Stock Plan to provide that each share of Company Restricted Stock (whether vested or unvested, and whether or not subject to performance-based vesting conditions) outstanding immediately prior to the consummation of the Offer shall be canceled in exchange for a cash payment by the Company of an amount equal to the highest price per share of Company Common Stock to be paid pursuant to the Offer.

(b)  All amounts payable pursuant to this Section 6.04 shall be paid within ten days after the consummation of the Offer and without interest.

(c)  Prior to the Purchase Date (as defined in the Company ESPP) of the Purchase Period (as defined in the Company ESPP) in progress as of the date of this Agreement, the Company Board (or, if appropriate, any committee administering the Company ESPP), shall adopt such resolutions or take such other actions as may be required to provide that (i) such Purchase Period shall terminate as soon as reasonably practicable after the date of this Agreement, and each participant’s right to purchase shares of Company Common Stock under the Company ESPP shall terminate as of such date, and all amounts allocated to each participant’s account under the Company ESPP as of such date shall thereupon be promptly refunded to each participant in accordance with the terms of the Company ESPP, (ii) the Company ESPP shall thereafter be suspended until the consummation of the Offer and (iii) the Company ESPP shall terminate immediately following the consummation of the Offer.

(d)  The Company Stock Plans shall terminate as of the Effective Time, and the provisions in any other Company Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Company Employee Stock Option or any participant in any Company Stock Plan or other Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

(e)  The Company shall take all actions as may be reasonably required to cause the transactions contemplated by this Section 6.04 and any other disposition of Company equity securities (including derivative securities) in connection with this Agreement by any person who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

(f)  In this Agreement:

“Company Employee Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan (other than the Company ESPP).

“Company ESPP” means the Company Employee Stock Purchase Plan.

“Company Stock Plans” means the 2006 Omnibus Incentive Compensation Plan, the Executive Deferred Compensation and Equity Incentive Plan, the 1995 Stock Incentive Plan and the Company ESPP.

SECTION 6.05.  Benefit Plans.  (a)  Following the Effective Time, Parent and U.S. Parent shall cause the Surviving Corporation to provide to employees of the

Company and the Company Subsidiaries (the “Company Employees”) the compensation and benefits required by applicable Law.

(b)  From and after the Effective Time, Parent and U.S. Parent shall, and shall cause the Surviving Corporation to, honor in accordance with their respective terms (as in effect on the date of this Agreement), all the Company’s employment, severance and termination agreements and deferred compensation plans disclosed in the Company Disclosure Letter, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law.  Parent and U.S. Parent acknowledge and agree that the consummation of the Offer will constitute a “Change in Control”, “Change of Control” or “Terminating Event” (as applicable) under the Company Benefit Plans and Company Benefit Agreements listed in Section 6.05(b) of the Company Disclosure Letter.

(c)  With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent, U.S. Parent or any of Parent’s other subsidiaries (including any vacation, paid time off and severance plans) in which Company Employees participate after the Effective Time, for all purposes, including determining eligibility to participate, level of benefits, benefit accruals and vesting, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary to the extent service with such predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent, U.S. Parent or any of Parent’s other subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d)  Parent and U.S. Parent shall use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitation, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its affiliates (other than the Company) in which the Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitation, exclusions, actively-at work requirements and waiting periods would have been applicable under the comparable Company Benefit Plan immediately prior to the Effective Time.  Parent and U.S. Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e)  Nothing in this Agreement shall be construed as requiring Parent, U.S. Parent or the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors or assigns) to employ any Company Employee for any length of time following the Closing.  No provision of this Section 6.05 shall create any third party beneficiary rights in any employee or former employees of the Company or any Company Subsidiary (including any beneficiary or dependent thereof) or in any other person.  No covenant or other undertaking in this Agreement shall constitute an amendment to any employee benefit plan, program, policy or arrangement, and any covenant or undertaking that suggests that an employee benefit plan, program, policy or arrangement will be amended shall be effective only upon the adoption of a written amendment in accordance with the amendment procedures of such plan, program, policy or arrangement.

(f)  The parties shall cooperate to take reasonable actions to terminate prior to the Effective Time the Company Benefit Plans intended to constitute qualified plans under Section 401(a) of the Code, in each case to the extent permitted by the Company Benefit Plans and applicable Law.  The parties shall cooperate to take reasonable actions to terminate the Company Executive Savings Plan in connection with the Closing to the extent permitted by the Company Executive Savings Plan and applicable Law and in accordance with Section 409A of the Code.

SECTION 6.06.  Indemnification.  (a)  Parent, U.S. Parent and Merger Sub agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in the Company Charter, the Company Bylaws, and the respective comparable organizational documents of the Company Subsidiaries, and any indemnification or other agreements of the Company (as in effect on the date of this Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions, and from and after the Effective Time Parent and U.S. Parent shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

(b)  Parent and U.S. Parent shall cause to be maintained for a period of not less than six years from the Effective Time the Company’s current directors’ and officers’ insurance and indemnification policies (provided that Parent or U.S. Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions that are no less favorable to the Indemnified Parties (as defined in Section 6.06(c))) with respect to events occurring at or prior to the Effective Time (the “D&O Insurance”) for all persons who are currently covered by such D&O Insurance, so long as the annual premium therefor would not be in excess of 300% of the last annual premium paid prior to the date of this Agreement (such 300% amount, the “Maximum Premium”); provided that (i) if the annual premiums for such D&O Insurance exceed the Maximum Premium, Parent and U.S. Parent shall maintain the most favorable policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium and (ii) Parent and U.S. Parent may satisfy their obligations under this Section 6.06(b) by causing the Company to obtain, on or prior to the Closing Date, prepaid (or “tail”) directors’ and officers’ liability insurance policy at Parent’s and U.S. Parent’s expense, the material terms of which, including coverage and amount, are no less favorable to such directors and officers than the insurance coverage otherwise required under this Section 6.06(b).  The Company represents to Parent and U.S. Parent that the Maximum Premium is $1,350,000.

(c)  From and after the Effective Time, to the fullest extent permitted by Law, Parent and U.S. Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company and the Company Subsidiaries and any employee of the Company or any Company Subsidiary who acts as a fiduciary under any Company Benefit Plan (each an “Indemnified Party”) against all losses, claims, damages, liabilities, fees and expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement (in the case of settlements, with the approval of the indemnifying party (which approval shall not be unreasonably withheld)) (collectively, “Losses”), as incurred (payable monthly upon written request which request shall include reasonable evidence of the Losses set forth therein) to the extent arising from, relating to, or otherwise in respect of, any actual or threatened action, suit, proceeding or investigation, in respect of actions or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party’s duties as an officer or director of the Company or any Company Subsidiary, including in respect of this Agreement, the Merger and the other Transactions, or as a fiduciary under any Company Benefit Plan; provided, however, that an Indemnified Party shall not be entitled to indemnification under this Section 6.06(c) for Losses arising out of actions or omissions by the Indemnified Party constituting (i) a material breach of this Agreement or (ii) criminal conduct.  Any Indemnified Party to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification.

(d)  This Section 6.06 is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.  The rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

(e)  In the event that, Parent, U.S. Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any person, or if Parent or U.S. Parent dissolves or dissolves the Surviving Corporation then, and in each such case, Parent and U.S. Parent shall cause the successors and assigns of Parent, U.S. Parent or the Surviving Corporation, as applicable, to assume the obligations of Parent, U.S. Parent or the Surviving Corporation, as applicable, set forth in this Section 6.06.

(f)  Parent and U.S. Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.06.

SECTION 6.07.  Fees and Expenses.  (a)  Except as provided below, all fees and expenses incurred in connection with this Agreement, the Offer, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(b)  The Company shall pay to Parent a fee of $28,000,000 if:  (i) the Company terminates this Agreement pursuant to Section 8.01(f); (ii) if Parent terminates this Agreement pursuant to Section 8.01(d); or (iii) (A) prior to the termination of this Agreement, a Company Takeover Proposal is publicly proposed or announced or otherwise becomes publicly known, or any person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Company Takeover Proposal, (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i) and (C) within 12 months of such termination the Company enters into a definitive agreement to consummate, or consummates, the transactions contemplated by a Company Takeover Proposal (whether made before or after termination of this Agreement) (solely for purposes of this Section 6.07(b), the term “Company Takeover Proposal” shall have the meaning set forth in the definition of Company Takeover Proposal contained in Section 5.03(a) except that all references to 15% shall be deemed references to 50%).  Any fee due under this Section 6.07(b) shall be paid by wire transfer of same-day funds to an account designated by Parent as follows:  in the case of clause (i) above, prior to or simultaneously with the termination of this Agreement; in the case of clause (ii) above, within two business days after the date of termination; and in the case of clause (iii) above, prior to or simultaneously with the consummation of such Company Takeover Proposal.

(c)  Acceptance by Parent of the fee due under Section 6.07(b)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 8.01(f).

(d)  The Company acknowledges that the agreements contained in Section 6.07(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement.  Accordingly, if the Company fails promptly to pay the amounts due pursuant to Section 6.07(b) and, in order to obtain such payment, Parent commences a suit that results in a Judgment against the Company for the amounts set forth in Section 6.07(b), the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in Section 6.07(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

SECTION 6.08.  Public Announcements.  The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed upon by the parties.  Parent, U.S. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

SECTION 6.09.  Transfer Taxes.  All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by either Merger Sub or the Surviving Corporation, and the Company shall cooperate with Merger Sub, Parent and U.S. Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

SECTION 6.10.  Directors.  Promptly upon the acceptance for payment of, and payment by Merger Sub for, any shares of Company Common Stock pursuant to the Offer, Parent, U.S. Parent or Merger Sub shall be entitled to designate, from time to time, such number of directors on the Company Board as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Company Common Stock so accepted for payment and paid for by Merger Sub plus the number of shares of Company Common Stock otherwise owned by Parent, U.S. Parent or Merger Sub or any other subsidiary of Parent bears to (ii) the number of such shares outstanding, and the Company shall, at such time, cause Merger Sub’s designees to be so elected; provided, however, that in the event that Merger Sub’s designees are appointed or elected to the Company Board, until the Effective Time the Company Board shall have at least three directors who are Directors on the date of this Agreement and who will be independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”); provided, further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who will be independent for purposes of Rule 10A-3 under the Exchange Act, and such persons shall be deemed to be Independent Directors for purposes of this Agreement.  Subject to applicable Law, the Company shall take all action requested by Parent or U.S. Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the Schedule 14D-9 (provided that Merger Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Merger Sub’s designees).  In connection with the foregoing, the Company shall promptly, at the option of Merger Sub, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Merger Sub’s designees to be elected or appointed to the Company Board as provided above.  At such time, the Company shall take all action necessary to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (A) each committee of the Company Board and (B) each board of directors of each Company Subsidiary (and each committee thereof) that represents the same percentage as such individuals represent on the Company Board.

SECTION 6.11.  Rule 14d-10(d) Matters.  (a)  Prior to the scheduled expiration of the Offer, the Company (acting through the Company Board and its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d), as amended, promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into by the Company, Parent or any of their respective affiliates with current directors, officers or employees of the Company and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

(b)  Notwithstanding anything in this Agreement to the contrary, the Company will not, after the date hereof, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any Company Employee unless, prior to such entry into, establishment, amendment or modification, the compensation committee of the Company Board (each member of which the Company Board determined is an “independent director” within the meaning of in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

SECTION 6.12.  Merger Sub Compliance.  Parent and U.S. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 6.13.  Termination of Certain Indebtedness.  (a)  The Company shall use commercially reasonable efforts to deliver to Parent at least two Business Days prior to the date of acceptance of shares of Company Common Stock for payment pursuant to the Offer a letter or other information from the lenders under the Company’s existing credit facility, setting forth, with respect to the indebtedness under such facility, the amount of principal, interest and other fees and expenses required to satisfy and terminate all obligations of the Company and in form and substance reasonably satisfactory to Parent.

(b)           On the date of acceptance of shares of Company Common Stock for payment pursuant to the Offer, subject to Parent making available necessary funds to do so, the Company shall, and shall cause the Company Subsidiaries to, (i) terminate the Company’s existing credit facility, if and to the extent specified by Parent to the Company no later than ten days prior to such date, and (ii) to the extent such facility is terminated pursuant to this Section 6.13, cause to be released any Liens securing obligations under such facility.

(c)           The Company shall, if notified in writing by Parent concurrently with the notice contemplated by Section 6.13(b) above, grant, and cause any relevant Company Subsidiaries to grant, Liens as directed by Parent that are substantially identical (other than with respect to the timing of perfection thereof) to the Liens, if any, that were securing the Company’s existing credit facility repaid in accordance with Section 6.13(b), such Liens to be granted immediately prior to and in anticipation of such repayment.

SECTION 6.14.  Stockholder Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company or its directors arising after the date of this Agreement as a result of the transactions contemplated by this Agreement, and with respect to any settlement in connection therewith settled solely for monetary damages not entirely paid for with proceeds of insurance, no such settlement shall occur without Parent’s prior written consent, not to be unreasonably withheld.  It is understood and agreed that this Section 6.14 shall not give Parent the right to direct any such defense.

ARTICLE VII

Conditions Precedent

SECTION 7.01.  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)  Stockholder Approval.  If required by Law, the Company shall have obtained the Company Stockholder Approval.

(b)  Antitrust.  Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.  Any consents, approvals and filings under any other Antitrust Law, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made.

(c)  Exon-Florio.  Following the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio, the period of time for any applicable review process under Exon-Florio shall have expired, the President of the United States shall not have taken action to prevent the consummation of the Merger, and CFIUS will have issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the Transactions.

(d)  FOCI.  DSS shall have approved a plan to operate the business pursuant to a FOCI mitigation agreement that is consistent with the criteria set forth in Section 6.03(b) and does not require a Material Limitation.

(e)  ITAR.  A period of 60 days shall have elapsed following notice under ITAR § 122.4(b) to the Department of State of the Transactions pursuant to the ITAR.

(f)  No Injunctions or Restraints.  No Judgment issued by any Governmental Entity or other Law preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, each of the parties shall have complied with Section 6.03.

(g)  Purchase of Company Common Stock in the Offer.  Merger Sub shall have previously accepted for payment all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01.  Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of Company Stockholder Approval:

(a)  by mutual written consent of Parent and the Company;

(b)  by either Parent or the Company:

(i)            if the Merger is not consummated on or before November 6, 2010

(the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach of this Agreement by the party seeking to terminate this Agreement (which, in the case of Parent, includes any breach by U.S. Parent or Merger Sub); provided, however, that this Agreement may not be terminated pursuant to this clause (i) after Merger Sub accepts shares of Company Common Stock for payment pursuant to the Offer; or

(ii)           if there shall be any Law or Judgment permanently enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger which shall have become final and nonappealable;

(c)  by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in clause (d) or (e) of Exhibit A, and (ii) is incapable of being cured by the Company by the Outside Date or, if capable of being cured by the Company by the Outside Date, has not been cured prior to the earlier of (x) 30 days after the delivery of written notice to the Company of such breach and (y) the Outside Date (provided that Parent, U.S. Parent and Merger Sub are not then in material breach of any representation, warranty or covenant contained in this Agreement); provided, however, that this Agreement may not be terminated pursuant to this clause (c) if Merger Sub has accepted shares of Company Common Stock for payment pursuant to the Offer;

(d)  by Parent prior to the acceptance of shares of Company Common Stock pursuant to the Offer if (i) an Adverse Recommendation Change has occurred or (ii) (A) prior to the termination of this Agreement, a Company Takeover Proposal is publicly proposed or announced or otherwise becomes publicly known, or any person shall have publicly announced an intention (whether or not conditional and whether or not withdrawn) to make a Company Takeover Proposal and (B) the Company Board shall fail to confirm the recommendation by the Company Board of this Agreement, the Offer, the Merger or the other Transactions within ten business days of a request from Parent to do so (which request may only be made once with respect to any such Company Takeover Proposal and each amendment thereto);

(e)  by the Company, if Parent, U.S. Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement (without giving effect to any limitation on any representation or warranty indicated by the words “Parent Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”), which breach or failure to perform (i) has had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) is incapable of being cured by Parent, U.S. Parent or Merger Sub by the Outside Date or, if capable of being cured by Parent, U.S. Parent or Merger Sub by the Outside Date, has not been cured prior to the earlier of (x) 30 days after the delivery of written notice to Parent, U.S. Parent or Merger

Sub of such breach and (y) the Outside Date (provided that Company is not then in material breach of any representation, warranty or covenant contained in this Agreement); provided, however, that this Agreement may not be terminated pursuant to this clause (e) if Merger Sub has accepted shares of Company Common Stock for payment pursuant to the Offer; or

(f)  by the Company prior to the acceptance of shares of Company Common Stock for payment pursuant to the Offer in accordance with Section 5.03(b); provided, however, that the Company shall have complied with all provisions thereof, including the notice provisions therein.

SECTION 8.02.  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, U.S. Parent, Merger Sub or the Company, other than Section 3.19, Section 4.06, the last sentence of Section 6.02, Section 6.07, this Section 8.02 and Article IX, which provisions shall survive such termination.  The termination of this Agreement shall not relieve or release any party hereto from any liability arising out of its willful breach of this Agreement or any fraud.

SECTION 8.03.  Amendment.  This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement by the Company shall require the approval of the stockholders of the Company.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04.  Extension; Waiver.  At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement.  Subject to the proviso in Section 8.03, no extension or waiver by the Company shall require the approval of the stockholders of the Company.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure or delay by any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 8.05.  Procedure for Termination, Amendment, Extension or Waiver.  A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require in the case of Parent, U.S. Parent, Merger Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors.  Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of the Company; provided, however, that after the election or appointment of Merger Sub’s designees to the Company Board pursuant to Section 6.10 and prior to the Effective Time, the approval of a majority of the Independent Directors shall be required for the Company to (i) amend or terminate this Agreement, (ii) exercise or waive any right of the Company under this Agreement or (iii) extend the time for performance of any obligation of Parent, U.S. Parent or Merger Sub under this Agreement.

ARTICLE IX

General Provisions

SECTION 9.01.  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02.  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and shall be deemed given when so delivered by hand or sent by facsimile, or if mailed, three days after mailing (one business day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a) if to Parent, U.S. Parent or Merger Sub, to

1130 Sherbrooke Street West, 7th Floor
Montréal, Québec H3A 2M8
Facsimile No.: (514) 841-3299
Attention: Claude Séguin

with a copy to:

Fasken Martineau DuMoulin LLP
The Stock Exchange Tower

PO Box 242, Suite 3700
800 Victoria Square
Montréal, Québec H4Z 1E9
Facsimile No.: (514) 397-7600
Attention: Robert Paré

and to:

Holland & Knight LLP
100 North Tampa Street, Suite 4100
Tampa, FL 33602
Facsimile No.: (813) 229-0134
Attention: Robert J. Grammig

(b) if to the Company, to

3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
Facsimile No.: (703) 683-0039
Attention: Philip O. Nolan
Copy to: Scott D. Chaplin

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Facsimile: (212) 474-3700

Attention: Stephen L. Burns
Craig F. Arcella

SECTION 9.03.  Definitions.  For purposes of this Agreement:

An “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

A “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York, and Montréal, Québec, Canada.

“Company Material Adverse Effect” means any change, development, event, effect or occurrence (each, an “Event”) that (i) has a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) prevents or materially delays the consummation of the Offer, the Merger and the other Transactions or the ability of the Company to perform its obligations under this Agreement in any material respect; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Company Material Adverse Effect:  any Event (A) generally affecting (1) the industry in which the Company primarily operates to the extent they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates or (2) the economy, or financial or capital markets, in the United States or elsewhere in the world to the extent they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates or (B) to the extent arising or resulting from any of the following:  (1) changes in GAAP, (2) any Events directly or indirectly attributable to the announcement or pendency of this Agreement or the anticipated consummation of the Offer, the Merger and the other Transactions (including compliance with the covenants set forth herein and the identity of Parent and U.S. Parent as the acquiror of the Company, or any action taken or omitted to be taken by the Company at the written request or with the prior written consent of Parent, U.S. Parent or Merger Sub), including the impact thereof on relationships, contractual or otherwise, with employees, customers, subcontractors or partners (it being understood that the exceptions in this subclause (2) shall not apply to that portion of any representation or warranty to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions or the performance of the obligations or satisfaction of the conditions under this Agreement), (3) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates, (4) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in relation to other companies in the industry in which the Company primarily operates or (5) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet publicly announced revenue or earnings projections  (whether such projections or predictions were made by the Company or independent third parties) or internal projections (it being understood that, without limiting the applicability of the provisions contained in clause (A) or (B)(1) through (4) above, the cause or causes of any such decline, change or failure may be deemed either alone or in combination with other events to constitute a Company Material Adverse

Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“knowledge” means, with respect to any matter in question, (a) as to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Letter, after reasonable inquiry of the direct reports of such individuals and (b) as to Parent or U.S. Parent, as applicable, the actual knowledge of the individuals listed in Section 9.03(b) of the Parent Disclosure Letter, after reasonable inquiry of the direct reports of such individuals.

A “person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

A “subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

SECTION 9.04.  Interpretation; Exhibits and Disclosure Letters.  The headings contained in this Agreement or in any Exhibit hereto or the Company Disclosure Letter or the Parent Disclosure Letter and in the table of contents to this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter, but not otherwise defined therein, shall have the meaning as defined in this Agreement.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to a Section or Article of, or an Exhibit to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any matter disclosed pursuant to any Section of the Company Disclosure Letter whose relevance or applicability to any representation or warranty made elsewhere in this Agreement is reasonably apparent on its face shall be deemed to be disclosed with respect to such Sections of such Company Disclosure Letter, notwithstanding the omission of a reference or cross-reference thereto.  Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented.  References to a person are also to its permitted successors and assigns.  References to matters disclosed in the Filed Company SEC Documents are made without giving effect to any amendment to any such Filed Company SEC Document filed on or after the date hereof and exclude any disclosures set forth in any risk factor section, sections relating to forward looking statements and any other disclosures included in such Filed Company SEC Documents that constitute predictive, cautionary or forward-looking statements.

SECTION 9.05.  Severability.  If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.06.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07.  Entire Agreement; No Third Party Beneficiaries.  This Agreement, taken together with the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for Section 6.06, are not intended to confer upon any person other than the parties any rights or remedies, whether as third-party beneficiaries or otherwise.

SECTION 9.08.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 9.09.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent, U.S. Parent or to any of Parent’s other direct or indirect wholly owned subsidiaries, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10.  Consents and Approvals.  For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

SECTION 9.11.  Enforcement.  (a)  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware shall be unavailable, any Federal court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) irrevocably submits itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or any Federal court located in the State of Delaware in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any Transaction in any court other than the Court of Chancery of the State of Delaware or, if the Court of Chancery of the State of Delaware shall be unavailable, any Federal court sitting in the State of Delaware and (d) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this Agreement or any Transaction.

(b)  Parent hereby appoints U.S. Parent as its authorized agent (the “Authorized Agent”), upon whom process may be served to enforce this Agreement in any action, suit or proceeding that may be instituted in any court described in this Section 9.11.  Parent agrees to take any and all action, including the filing of any and all documents, that may be necessary to establish and continue such appointment in full force and effect as aforesaid.  Parent agrees that service of process upon the Authorized Agent shall be, in every respect, effective service of process upon Parent.

IN WITNESS WHEREOF, Parent, U.S. Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

CGI GROUP INC.,

by
/s/ Michael E. Roach
	Name:	Michael E. Roach
	Title:	President and Chief Executive Officer

by
/s/ R. David Anderson
	Name:	R. David Anderson
	Title:	Executive Vice-President and Chief Financial Officer

CGI FEDERAL INC.,

by
/s/ George Schindler
	Name:	George Schindler
	Title:	President

CGI FAIRFAX CORPORATION,

by
/s/ George Schindler
	Name:	George Schindler
	Title:	President

IN WITNESS WHEREOF, Parent, U.S. Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

STANLEY, INC.,

by
/s/ Philip O. Nolan
	Name:	Philip O. Nolan
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent and U.S. Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock promptly after the termination or withdrawal of the Offer), to pay for any shares of Company Common Stock tendered pursuant to the Offer, and, to the extent permitted by this Agreement, may amend or terminate the Offer, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Company Common Stock which would represent at least a majority of the Fully Diluted Shares (the “Minimum Tender Condition”), (ii) any waiting period under the HSR Act or other Antitrust Law applicable to the purchase of shares of Company Common Stock pursuant to the Offer and the Merger shall have expired or been terminated, (iii) following the filing of a joint voluntary notice with CFIUS pursuant to Exon-Florio, the period of time for any applicable review process under Exon-Florio shall have expired, the President of the United States shall not have taken action to prevent the consummation of the Offer, the Merger or any other Transaction contemplated hereby, and CFIUS will have issued a letter stating that it has completed its review and determined that there are no unresolved national security concerns with respect to the Transactions, (iv) DSS shall have approved a plan to operate the business pursuant to a FOCI mitigation agreement that is consistent with the criteria in Section 6.03(b) of this Agreement and does not require a Material Limitation and (v) 60 days shall have elapsed following notice to the Department of State of the Transactions pursuant to ITAR § 122.4(b).  The term “Fully Diluted Shares” means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof (other than the Top-Up Option).  Furthermore, notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent and U.S. Parent shall not be required to cause Merger Sub to, accept for payment or, subject as aforesaid, to pay for any shares of Company Common Stock not theretofore accepted for payment or paid for if, at any time on or after the date of this Agreement and before the expiration of the Offer, any of the following conditions exists:

(a)  there shall be any Law or Judgment enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any Governmental Entity the effect of which is to make illegal or otherwise prohibit, enjoin or restrain consummation of the Offer or the Merger;

(b)  there shall be instituted or pending any suit, action or proceeding by any Governmental Entity seeking any of the consequences referred to in paragraph (a) above;

(c)  since the date of this Agreement, there shall have occurred any Event or Events that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d)  (i) any representation and warranty of the Company in this Agreement (other than those set forth in the following clause (ii)) shall not be true and correct at such time, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date), other than for such failures to be true and correct that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, the representations and warranties of the Company shall not give effect to any limitation indicated by the words “Company Material Adverse Effect”, “in all material respects”, “in any material respect”, “material” or “materially”) and (ii) any representation and warranty of the Company set forth in Section 3.01(a), 3.02, 3.03, 3.04 or 3.20 that is qualified as to materiality shall not be true and correct in all respects, and any such representation and warranty that is not so qualified shall not be true and correct in all material respects, in each case as of such time, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date);

(e)  the Company shall have breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement; or

(f)  this Agreement shall have been terminated in accordance with its terms.

At the request of Parent and U.S. Parent, the Company shall deliver to Parent and U.S. Parent a certificate executed on behalf of the Company by the chief executive officer or chief financial officer of the Company certifying that the matters set forth in sections (c), (d) and (e) have not occurred.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent, U.S. Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of Merger Sub, Parent and U.S. Parent and, subject to the terms and conditions of this Agreement, may be asserted by Parent, U.S. Parent or Merger Sub regardless of the circumstances giving rise to any such conditions and may be waived by Merger Sub, Parent and U.S. Parent in

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whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition).  The failure by Parent, U.S. Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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EXHIBIT B

CERTIFICATE OF INCORPORATION

OF

SURVIVING CORPORATION

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is [NAME OF CORPORATION].

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is in New Castle County, at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The name of the registered agent at such address is The Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $0.01 per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by the Board of Directors of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Unless and except to the extent that the Bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

To the fullest extent from time to time permitted by law, no director of the Corporation shall be personally liable to any extent to the Corporation or its stockholders for monetary damages for breach of his fiduciary duty as a director.

ARTICLE IX

Each person who is or was or had agreed to become a director or officer of the Corporation, and each such person who is or was serving or who had agreed to serve at the request of the Corporation as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise (including the heirs, executor, administrators or estate of such person), shall be indemnified by the Corporation to the fullest extent permitted from time to time by applicable law.

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